UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5 TO FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
(Name of Small Business Issuer in its charter)

Nevada	88-0433489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5570A Kennedy Road Mississauga, Ontario, Canada	L4Z 2A9
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (905) 568-5220

Copies to:
Lawrence Cohen, Esq.
Fox Rothschild LLP
997 Lenox Drive, Building 3
Lawrenceville, New Jersey 08648-2311
Direct Telephone: (609) 896-4574

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share
(Title of class)

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB with the United States Securities and Exchange Commission (the “SEC” or “ Commission”) to register our common stock, par value $.001 (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a Small Business Issuer, as such term is defined under Item 10(a) of SEC Regulation S-B, the source of disclosure requirements for “small business issuer” filings under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act. .

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to the “Company,” “we,” “our,” or “us” means KMA Global Solutions International, Inc.

FORWARD-LOOKING STATEMENTS

This registration statement contains statements that constitute “forward-looking statements.” These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like “believes,” “anticipates,” “expects,” “estimates,” or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the effect of inflation and other negative economic trends and developments on the business of our customers in the soft and hard consumer goods retail industry, international trade quotas and other barriers, government regulation, and technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the items “Description of Business” and “Management’s Discussion and Analysis or Plan of Operation” identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

Business Development

KMA Global Solutions International, Inc. (“KMA”, “the Company”, “we”, “us”, “our”) (www.kmaglobalsolutions.com) is a corporation formed on March 9, 2006 under the laws of the State of Nevada. As described below, we entered into a merger transaction (described below) with Espo’s Ltd. (“Espo’s”), a non-SEC reporting corporation formed under the laws of the State of New York on September 7, 2001 and we were the surviving corporation. Espo’s operated, since its inception, as a retail provider of sporting goods and athletic apparel, with a focus on aquatic sports products. The Company and its founders and shareholders had no relationship with Espo’s and its founders prior to the merger. Espo’s’ shares of common stock traded on the Pink Sheets of the National Quotation Bureau under the symbol “EPOL.” The Pink Sheets is a quotation service, not a formal exchange, and does not have quotation standards. An unaffiliated third-party introduced us to Espo’s in order to enable us to achieve a merger with an entity that had shares of stock which were traded on the U.S. public securities markets, thereby offering the Company the opportunity to raise capital on the U.S. public securities markets.

Prior to and in anticipation of the merger transaction described below, a Stock Purchase Agreement, effective as of March 7, 2006 (the “March 7th Agreement”), was entered into between Espo’s, Jeffrey R. Esposito and Kenneth C. Dollmann, each a shareholder of Espo’s common stock, and 2095511 Ontario Limited. Mr. Esposito sold 4,065,427 shares and Mr. Dollmann sold 160,000 shares of their respective holdings in Espo’s common stock to the following entities identified in the March 7th Agreement: Brant Fellowship Holdings, Inc.; Candas Enterprises Corp.; Carrick Mortgage Holdings, Inc.; Culross Forwarding Limited; Greenock Export Holdings AG; Bedford Place Investments Ltd.; Brican Holdings Limited (collectively, the “Entities”). None of the Entities is a related person of Espo’s, Mr. Esposito, Mr. Dollmann, 2095511 Ontario Limited, or the Company, and none became a beneficial owner of greater than five percent of the Company’s issued and outstanding Common Stock as result of the merger transaction and subsequent events described below.

It was the consensus of the Entities that, due to the logistics involved in coordinating their purchases of Espo’s common stock and in order to capably process the documentation and secure the prompt execution of the March 7th Agreement, it would be most efficient to rely on a single, special purpose company as a vehicle to close the transaction on their behalf. At the request of the Entities, 2095511 Ontario Limited, a limited corporation formed by Jeffrey D. Reid, the President of the Company, under the laws of the Province of Ontario, Canada, served as agent for the Entities to facilitate the closing of the March 7th Agreement.

The Entities’ respective purchases of common stock that were held by Mssrs. Esposito and Dollman, totaled 4,225,427 out of the 4,920,250 issued and outstanding shares of Espo’s common stock. Mr. Esposito continued to hold 8,823 restricted shares of Espo’s common stock which shares (and shares for which they would be exchanged in the merger transaction) are subject to a one-year escrow and “lock-up” that commenced on March 7, 2006. The Entities acquired their shares of common stock in exchange for an aggregate payment of $209,830 and their respective promises to provide, from time to time, advice to Espo’s and its successors with respect to corporate and financial strategies and restructuring proposals, investor relations and shareholder communications services, and recommendations of potential funding sources, investment groups and strategic partners. Concurrent with the stock purchase transaction, and prior to the merger described below, Espo’s transferred its assets and liabilities to other entities that were unaffiliated with the Company.

On March 8, 2006, in order to facilitate the merger transaction described below, Espo’s issued 2,014,400 shares of common stock to bring its total issued and outstanding amount of common stock to 6,934,650. In connection with the overall capital restructuring transactions of Espo’s and the Company, and in accordance with their representations and in consideration of the promises and conditions under the March 7th Agreement, the Entities had their 4,225,427 shares of Espo’s common stock retired to treasury and cancelled. This left 2,709,223 shares of Espo’s common stock issued and outstanding. In a separate set of transactions, the Entities acquired 686,000 shares of Espo’s common stock from various holders.

On March 10, 2006, we entered into an Agreement and Plan of Reincorporation - Merger with Espo’s, whereby Espo’s was merged with and into the Company, whereby the Company, a Nevada corporation, became the surviving entity (the “Merger”).

In effecting the Merger, each of the 2,709,223 issued and outstanding shares of Espo’s common stock, was converted into an equal number of our Common Stock at the ratio of one-to-one, and Espo’s ceased to exist. The Company, as the surviving entity of the merger, currently trades its common shares on the Pink Sheets of the National Quotation Bureau under the symbol “KMAG.”

On March 15, 2006, we entered into an acquisition agreement (the “Acquisition Agreement”) with KMA Global Solutions Inc., a corporation formed in April 1996 under the laws of the Province of Ontario, Canada (“KMA (Canada)”). KMA (Canada) is an established international provider of diversified electronic article surveillance (“EAS”) solutions for retail security applications in a variety of consumer industries, including apparel, multimedia, sporting goods, grocery and over-the-counter pharmaceuticals, and offers technology-driven integrated supply chain solutions to secure goods for retailers and consumer-product distributors worldwide. On March 1, 2006, the issued and outstanding common shares of KMA (Canada) were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of its common shares outstanding from 10,072,000 to 2,014,400.

Pursuant to the terms of the Acquisition Agreement the Company acquired 100% of the outstanding shares of the capital stock of KMA (Canada) in exchange for 2,014,400 shares of our Common Stock. Pursuant to the Acquisition Agreement, we purchased 314,400 shares of KMA (Canada) common shares from the shareholders of KMA (Canada) in exchange for an equal number of shares of our Common Stock.

In connection with the Acquisition Agreement, we formed KMA Global Solutions, LLC, a limited liability company formed under the laws of the State of Nevada (“KMA LLC”), with the Company as its single member. KMA LLC is a special purpose entity with the sole purpose of facilitating Canadian income tax efficiencies for existing shareholders of KMA (Canada). In connection with its formation, 1,700,000 shares of the Company’s Common Stock were issued to KMA LLC in exchange for 100% of its membership interests.

Contemporaneously with the issuance of 1,700,000 shares of Common Stock to KMA LLC, we entered into an Exchange and Support Agreement dated March 14, 2006 (the “Exchange Agreement”), by and among the Company, KMA LLC, KMA Acquisition Exchangeco, Inc., an Ontario corporation (“Exchangeco”), and certain shareholders of KMA (Canada) subject to Canadian taxation. These KMA (Canada) shareholders elected to receive securities (“Exchangeable Shares”) issued by Exchangeco (each a “Holder”) in order to defer income recognition for Canadian tax purposes. The Exchange Agreement provides that the Company and KMA LLC grant each Holder the right to require the Company or KMA LLC to purchase from any of such Holder all or any part of the Exchangeable Shares held by such Holder, in consideration for some or all of the Company’s 1,700,000 shares of Common Stock held by KMA LLC. KMA LLC is a wholly-owned subsidiary of the Company. Exchangeco is related to the Company only in that it has a contractual arrangement with KMA LLC to exchange the shares KMA LLC currently owns of the Company. Jeffrey D. Reid is an officer and director of Exchangeco. Mr. Reid indirectly owns 1,520,000 common shares of the Company, he is an indirect control person of KMA LLC by virtue of his control position in the Company, and he is an officer and a director of Exchangeco, which is related to the Company only in that it has a contractual arrangement with KMA LLC to exchange the shares of the Company that KMA LLC currently owns.

In order to enhance the liquidity of the Company’s Common Stock, the Company effected a share dividend or “stock split” on March 17, 2006. This event was accomplished by the issuance of seventeen shares of Common Stock for each share of issued and outstanding Common Stock on a pro rata basis and without consideration to the Company’s stockholders. To provide consistent disclosure, the amounts of shares discussed hereafter will reflect the post-split amounts, unless specified otherwise. The 8,823 escrowed shares held by Jeffrey R. Esposito became 149,991 shares of Common Stock. The 686,000 shares held by the Entities became 11,662,000 shares of Common Stock on a post-split basis. The 314,400 shares of Common Stock held by the KMA (Canada) shareholders became 5,344,800 shares on a post-split basis. As per an agreement between the KMA (Canada) shareholders and the Company, these 5,344,800 shares of Common Stock were retired to treasury and cancelled and the KMA (Canada) shareholders received 1,179,000 post-split shares of Common Stock. As a result of these transactions, the total issued and outstanding shares of the Company’s common stock as of April 30, 2006 was 41,890,991.

Current Corporate Structure

Our current structure is as follows. We have two affiliated companies: KMA LLC, of which we are the single member, and KMA (Canada), our Ontario, Canada operating company affiliate. The structure of our organization is set forth in the following diagram and its accompanying notes:

(1)
28,900,000 shares of the Company’s Common Stock are held by KMA LLC for the purpose of facilitating Canadian income tax efficiencies for existing shareholders of KMA (Canada) through the arrangement with Exchangeco.

(2)	314,400 shares of the Company’s Common Stock were exchanged for an equal number of shares of KMA (Canada) common stock. Exchangeco holds the balance of KMA (Canada) common shares.
(3)
The shareholders of Exchangeco have the right to require the Company or KMA LLC to purchase some or all their Exchangeable Shares for some or all of the Company’s 28,900,000 shares of Common Stock held by KMA LLC. 25,840,000 shares of Exchangeco are owned by Jeffrey D. Reid, resulting in the beneficial ownership of 25,840,000 shares of KMA Global Solutions International, Inc.

Strategic Corporate Structure

We intend to operate as a holding company in a structure that includes several wholly-owned operating subsidiaries located in strategic manufacturing, packaging and distribution markets worldwide. Strategic expansion plans include the relocation of our headquarters from Mississauga, Ontario, Canada to the United States through the formation of KMA Global Solutions Inc. (US) as a wholly-owned subsidiary of the Company. KMA Global Solutions Inc. (Barbados) is intended to be established under the laws of Barbados as a wholly-owned subsidiary of KMA (Canada) with the purpose of overseeing the Company’s operations outside of the United States and Canada and to hold all of the issued and outstanding shares of KMA Global Solutions Inc. (Hong Kong), a manufacturing entity to be formed under the laws of Hong Kong. We also intend to form additional overseas subsidiaries as our business grows.

Electronic Article Surveillance (EAS) Industry

Electronic Article Surveillance (EAS) is a technological method used primarily to prevent shoplifting from retail establishments by alerting the retailer to the unauthorized removal of merchandise. Special tags (like the products that KMA sells) are affixed to the product or to its packaging. The special tags are referred to as “active” or “live.”  At point of sale, the special tag is deactivated or “turned off.”  At the exits of stores, detection equipment sounds an alarm to alert staff when an active tag is detected.  The theory is that a properly purchased item will have a special tag that is deactivated or “turned off,” while the tag on a shoplifted product will still be active or “live.”

Using an EAS system enables the retailer to display and allow customer access to popular items. Products can be examined and handled, rather than kept in locked cases or behind the sales counter. The two leading technologies comprising most EAS systems are Acousto-Magnetic (“AM”) and Radio Frequency (“RF”), and each has specific benefits and disadvantages. These respective EAS systems operate on different principles and are not compatible with one another.

Industry sources estimate that the value of goods that are taken without being paid for, known as “shrink,” is an approximate $40 billion per year problem for the global retail industry. Shrink is caused primarily by shoplifting and employee theft. Electronic Article Surveillance (EAS) solutions are designed to act as a deterrent to control the problem of merchandise theft.

EAS system components typically include:

1) Labels or Hard Tags - electronic sensors attached to merchandise;
2) Deactivators or Detachers - used at the point of sale to electronically deactivate labels and detach reusable hard tags as items are purchased; and
3) Detectors - that create a detection area at exits or other sensitive locations.

As a global provider of EAS solutions, including security source tagging for a variety of retail industries, our products are designed to consolidate discrete RF and AM technology requirements to improve efficiency, reduce costs, and provide value-added solutions for customers across many geographic markets in a variety of industries, including but not limited to apparel, food, over-the-counter pharmaceuticals, health and beauty aids, and sporting goods.

Our EAS solutions are comprised of a line of custom tags and labels, which contain sensors designed to provide a comprehensive, single-source solution for protection against retail merchandise theft. Our tags and labels are specialized for a variety of applications including, adhesive labels for use on product packaging or tags sewn directly onto retail apparel. The Company’s proprietary, low cost solutions serve to reduce consumer and employee theft, prevent inventory shrink, and enable retailers to capitalize on consumer buying patterns and habits by openly displaying high-margin and high-cost items typically subjected to a high level of shoplifting and employee theft. We offer a wide variety of EAS solutions to meet the varied requirements of retail configurations for multiple market segments worldwide.

In addition, the Company is an authorized distributor of Sensormatic sensors in raw form. These sensors are the basic component of an EAS tag or label. Retail stores are responsible for outfitting their own premises with an EAS system, including sensor detection and deactivation equipment that corresponds to their EAS technology of choice, either RF of AM technology. The Company also sells equipment necessary to deactivate the EAS tags to manufacturers, suppliers, wholesalers and distributors that need to deactivate either the AM sensor or the RF sensor before shipping product tagged with Dual Tags to a particular retailer only using one of the two technologies in its stores. Sales of deactivation equipment represent a small fraction of the Company’s revenues. The Company does not sell the equipment necessary to establish an EAS system to retailers.

RF systems are widely used in the United States. A label, basically a miniature, disposable electronic circuit and antenna, is attached to a product. The device responds to a specific frequency emitted by a transmitter antenna located at the entry/exit point. The response from the label is then picked up by an adjacent receiver antenna. This will trigger an alarm when it matches specific criteria. Operating frequencies for RF systems generally range from 2 to 10 MHz.

The newer, AM systems have the ability to protect wide exits. AM systems use a transmitter to create a surveillance area where tags and labels are detected. The transmitter sends a pulsating acousto-magnetic frequency signal (of about 58 kHz) which energizes a tag in the surveillance zone. When the pulse ends, the tag responds, emitting a single frequency signal like a tuning fork that is detected by a receiver. A microcomputer checks the tag signal detected by the receiver to ensure it is at the right frequency and time-synchronizes the receiver to the transmitter, at the proper level and at the correct repetition rate. If all these criteria are properly met, the alarm is triggered.

Our Dual TagTM employs both RF and AM technologies, which enables retailers or their suppliers to apply both technologies to the packaging or product in one single pass through the equipment that attaches the tag. This single pass application reduces the cost that would otherwise be incurred to attach each technology. Further, having both technologies attached to each item eliminates the need for manufacturers, wholesalers and distributors to carry multiple inventories and eliminates the risk of improperly shipping goods with RF tags to retailers requiring AM tags and vice versa.

Retailers and manufacturers have become increasingly focused on protecting assets that move through the retail supply chain. Radio Frequency Identification tags (commonly referred to as “RFID”) can be used to track inventory from manufacturer to retailer (and ultimately to the consumer and through the waste processing stream), as well as for tracking products within a given retail location. To address this market opportunity, we have applied for and received patents incorporating RFID into our current solutions. We intend to continue to build infrastructure, add key personnel, develop proprietary label and tag manufacturing equipment, and open branch offices in strategic locations throughout the world, in order to prepare for and take advantage of the opportunity to be a major source for both EAS and RFID solutions worldwide.

Principal Products

Our EAS solutions are comprised of sensor tags and labels designed to provide a comprehensive, single-source solution for protection against retail merchandise theft. The Company’s proprietary, low cost solutions, serve to reduce consumer and employee theft, prevent inventory shrink, and enable retailers to capitalize on consumer buying patterns and habits by openly displaying high-margin and high-cost items typically subjected to a high level of shoplifting and employee theft. We offer a wide variety of EAS solutions to meet the varied requirements of retail configurations for multiple market segments worldwide.

The following information describes our product lines, with their respective characteristics and uses:

Source Tagging Solutions - As its name implies, source tagging is the embedding of EAS security labels at either the point of manufacture or packaging to allow delivery of floor or display ready merchandise to the retail store. Under a source tagging program, tags are integrated into automated production processes and applied in primary packaging or within or on the product itself either under branding labels or prominently displayed.

•
Dual Tag™ - combines both AM and RF technologies in a high speed single-pass label. A single-pass label is a label that enables multiple different EAS technologies to be applied or attached to an item at the same time meaning that an item does not have to put through a process to attach EAS technology more than once. High speed application is the process of attaching one tag or label per item at a very rapid pace. We offer, in a single-pass high speed application, the only solution available on the market compatible with both AM and RF technologies, which eliminates the need for duplicate inventory. The ability to affix tags and labels quickly enables manufacturers, suppliers and distributors to deliver items tagged with EAS labels on a “just in time” basis and at a lower cost per unit than if the labels had to be applied manually or by multiple runs through the application equipment.

•
Triple Tag™ - combines both AM and RF technologies, in addition to RFID technology, in a single-pass label. As a technology that incorporates the use of electromagnetic or electrostatic coupling in the radio frequency portion of the electromagnetic spectrum to uniquely identify an object, animal, or person, RFID is coming into increasing use as an alternative to the Universal Product Code (also referred to as “UPC” or “bar code”) as a means of product identification. The advantage of RFID is that it does not require direct contact or line-of-sight scanning.

Sew-On Source Tagging Solutions - we provide manufacturers of soft-goods with an affordable and effective EAS solution. Tested and certified by ADT Sensormatic Systems Inc. (“Sensormatic™”), for AM systems, and Checkpoint Systems, Inc., for RF systems, within retailer guidelines and located on the particular garment as approved, directed or specified by the retailers, our soft-goods source tagging solutions include:

•
Original NEXTag™- our original design and, we believe, the most popular sew-on tag in the industry. Available in a variety of colors, we consider it to be the best value for most garment and home fashion applications.

•
NEXTag™ Slimline - Tyvek® (an E. I. du Pont de Nemours and Company fabric) tag manufactured to a narrower width then the original design of the NEXTag™; designed for intimate apparel, this product is appropriate for any application where size is a constraint.

•
NEXTag™ Jean - for the denim industry for tacking or stapling directly under the vendor tag that includes size, style number, bar code, retailer’s variable data known as a “joker” tag (joker tags are usually sewn into a garment in the waist band, inside seam or bottom of a sleeve of a garment). The NEXTag™ Jean is “denim blue” in color and about twice the size of our original NEXTag™.

•
NEXTag™ Woven - a premium EAS label of high quality woven fabric. This premium quality label is well suited for decoration with logos, slogans and other graphics required to enhance merchandising appeal.

Drop-in Source Tagging Solutions - this is an EAS tagging solution that is not affixed to the item or the packaging, but rather placed “loose” inside the product packaging or hidden in compartments, such as garment pockets or empty battery casings in items requiring batteries. This solution is an affordable, labor-saving hard goods EAS solution. Tested and certified by Sensormatic™ and approved and specified by major retailers as a source tagging solution; includes:

•	Original NEXTag™- as described above
•	NEXTag™Tyvek® - as described above

Attachable Source Tagging Solutions -

•
Wrap Tags - triple-reinforced vinyl tags are designed for easy application and deliver maximum tear resistance; and can be custom sized; applications include electrical cords, footwear, fishing rods, plumbing and other hard good items;

•	Luggage Tag - tear resistant vinyl tag designed for “swift-attached” applications; and
•	Logo Tag - printed paper hang tag that is plastic laminated, to significantly improve tear resistance; applications include branded apparel, children and infant apparel, footwear and sunglasses.

Adhesive Source Tagging Solutions -

•	Meat Tag - specialized adhesive in a microwave-safe Sensormatic™ label for packaged meat or frozen food applications;
•	Foamback Tag - able to maintain sensor function in metallic applications; flexibility of a foam backing also enables effective placement on concave or convex surfaces.

Custom Source Tagging Solutions - customized products designed to address unique source tagging requirements, such as limited size or space, concave surfaces or microwave environments.

SensormaticTM Label Distributor - the Company is also an authorized distributor of Sensormatic™ EAS labels. The Sensormatic EAS label is an AM label and can be found inside some of our products such as our DUAL Tag™. We also act as a distributor of Sensormatic’sTM EAS labels in the non-installed or “raw” form so that our customers can affix the label directly onto their products before sending them to the retailer. Manufacturers, suppliers and distributors buy the raw Sensormatic™ sensor from us and affix them to the inside of their packaging using our labels, thus making the merchandise source tagging compliant for the retail customer.

Principal Markets

We market our products to retailers that have a need to protect their merchandise from theft. Many of our customers are vendors to international retailers who have EAS systems installed throughout their stores in various countries throughout the world. Our current principal geographic markets include the United States, Canada, Mexico, Italy, Israel, Hong Kong, China, Vietnam, Thailand, Malaysia, Taiwan, South Korea, the Philippines, India, Indonesia, Pakistan, Sri Lanka, Turkey, Dubai, Peru, Guatemala, Costa Rica, and Brazil.

To initiate a source tagging program, the retailer must have EAS systems installed in all of the stores that handle the targeted merchandise. This allows the merchandise to be accepted at the individual store and be ready for sale immediately. If a particular store does not have an EAS system in place, some level of effort is required either to remove the label or to deactivate it prior to shipment to that retailer.

Suppliers to retailers become our primary customer once a particular retailer has approved or indicated a preference for the use of one or more of our solutions. In some cases, we enjoy exclusivity as our patents ensure that we are the only supplier of certain EAS solutions. We sell the actual approved solutions to the vendors to retailers in the particular country where the product is manufactured. The term “EAS source-tagging” is used where tags are applied at the source of manufacture. Source-tagging refers to the attachment of EAS tags at the source of production of the retail item where it is least expensive to do so.

We market EAS products primarily to worldwide retailers in the hard goods market (supermarkets, drug stores, mass merchandisers, and music/electronics), soft goods market (fashion and athletic apparel, sports merchandise), and other consumer product manufacturers through our source-tagging program.

Business Strategy

RFID Integrated Solutions

RFID technology incorporates the use of electromagnetic or electrostatic coupling in the radio frequency portion of the electromagnetic spectrum to uniquely identify an object, animal, or person. RFID is coming into increasing use in industry as an alternative to the bar code. The advantage of RFID is that it does not require direct contact or line-of-sight scanning. An RFID system consists of three components: an antenna, a transceiver (often combined with the antenna into one reader) and a transponder (i.e., the tag).

We anticipate that the use of RFID technology will see significant growth over the next five to ten years. As the technology continues to improve and the per unit cost of tags continues to decrease, RFID will begin to play a much larger roll in supply chain management. In response to the demand of industry groups to introduce an RFID integrated tag to the retail supply chain, we have made the strategic decision to expand our EAS products to incorporate RFID technology.

RFID usage recently received a significant push when the United States Department of Defense and Wal-Mart Stores, Inc. separately issued mandates requiring their respective large suppliers to use Electronic Product Code open standard RFID tagging on pallets, cases, containers and parts, by January 2005. Each of these enormous organizations see significant benefits in the ability to uniquely identify products in their inventory, manage and track that inventory, realize lower costs and increase supply chain efficiencies. Through their vast buying power, each of these two very different organizations have a major influence on their respective suppliers.

According to a study released on January 11, 2005 by In-Stat (www.in-stat.com), a major technology research firm, worldwide revenues from RFID tags will jump from $300 million in 2004 to $2.8 billion in 2009. During this period, the technology is expected to appear in many industries with significant impact on the efficiency of business processes. Another RFID industry research and consulting firm, IDTechEx, updated a report in May 2006 stating that the value of the total RFID market, including systems and services, is expected to increase to $26 billion by 2016.

Our ongoing strategy is to participate in the expanding RFID market as a core vendor to the pool of suppliers that sell to a particular retailer or chain of retailers (the so-called “vendor population”). KMA (Canada) currently delivers EAS solutions to this market and will develop RFID solutions that are specific to the needs of each vendor.

Presently, we have the ability to add RFID technology to our existing EAS product lines in a Triple TagTM, enabling high-volume, single-pass application of RFID-integrated EAS tags at the unit level. The Triple TagTM employs both AM and RF technologies in addition to RFID technology which is applied to packaging simultaneously in a single run rather than in separate, duplicate production runs. We have the opportunity to evolve with the marketplace to become a leader in RFID tagging by leveraging existing retail relationships and knowledge of EAS technologies to assist retailers and manufacturers in the emerging RFID market. At the present time, the Company does not earn revenues from sales of RFID as the current high price of RFID tags makes use of the technology prohibitive for our customers. Further, we do not offer any discrete RFID technology to our customers. However, upon further development of this application of RFID resulting in a lower price per unit, we may incorporate this technology in our product line. If that does happen, we anticipate that we will source RFID tags from one of a number of high quality, low cost producers as and when our customers require. While we currently have the ability to add RFID technology by adding an RFID tag to our DUAL Tag™, our expertise at this time is not specifically in the manufacture of RFID tags. As part of our long term planning, we may consider the acquisition of a small RFID tag manufacturer if demand for Triple TagsTM reach such critical mass that it becomes cost effective to do so. There is no guarantee that we will seek to acquire a manufacturer of RFID tags or that a company will be available for purchase at a reasonable price, should we decide to do so.

Our business strategy focuses on providing comprehensive, single-source solutions in the prevention of retail merchandise theft. We believe that new RFID integrated solutions and expanded product offerings will provide significant opportunities to enhance the value of legacy products while expanding the product base in existing customer accounts. We intend to maintain our leadership position in the soft goods markets, expand our market share in certain key hard goods markets, and maximize our position in under-penetrated markets with customized solutions. We also intend to capitalize on our existing base of large global retailers to further promote source tagging opportunities.

To achieve these objectives, we plan to work to continually enhance and expand our technologies and products, and provide superior service to our customers. We are focused on providing our customers with a wide variety of EAS solutions characterized by superior quality, on time delivery, exceptional value, and enhanced merchandising opportunities for the retailer.

To improve profitability, we have initiated strategic expansion of our operations globally to further improve operating margins, shareholder value, and customer focus. Our development plans will include improvement of sales productivity and we intend to analyze and, where necessary, reconfigure our manufacturing and supply chain to better position ourselves in the market.

Marketing Strategy

We primarily promote our products to retailers by offering what is often the lowest cost loss prevention solution with on-time delivery, serving as a single point of contact for our client’s EAS needs. In emphasizing source-tagging benefits as a cost and labor-efficient means of integrating EAS into the retail environment, we assist retailers in promoting source-tagging with vendors.

Our ongoing strategies to increase acceptance of source-tagging include partnering with major retail suppliers, worldwide, in our source-tagging programs. We offer customized EAS tag solutions to address needs of recognized branding and loss prevention, and continue to expand product applications to accommodate the needs of the packaging industry. Implementation using efficient high-speed production and high-volume capacity supports our reputation with retail suppliers for reliable on-time delivery and superior service.

We intend to continue this marketing strategy, expanding market opportunities to manufacturers and distributors, including. One of our objectives is to launch industry-wide programs to secure new retail accounts and expand existing accounts with innovative and customized products that will increase penetration with integrated value-added solutions. We plan to promote source-tagging around the world with extensive integration and automation using new EAS and RFID support capabilities.

Distribution

We have two branch offices strategically located in Hong Kong and Taiwan, the source of production for many consumer goods companies. To improve our sales efficiency, future expansion plans include offices and distribution and/or manufacturing centers in India and Mexico, which will enable the Company to further reduce shipping costs and build on its strong reputation for guaranteed, on-time delivery.

Our expansion plan is structured to seize on the obvious advantages associated with being located close to the customer and, where possible, reducing costs associated with manufacturing and duties.

India has very high VAT taxes for importing products for use in manufacturing in India. The technology components of our products are manufactured in Puerto Rico, Japan and China. We currently assemble in Canada and incur a large amount of freight charges to deliver products to our customers overseas. Setting up manufacturing and assembly units in India will enable us to import the components not currently manufactured in India while reducing our freight and the value at which we are taxed.

In Hong Kong, we are able to import to and export from China tax-free, based on Hong Kong’s status as an economic region of China. When manufacturing in Hong Kong and then importing to China, there is reduced and/or no import duty on our finished product. Currently, we warehouse our Canadian-made product in Hong Kong and ship to China with a 17% import tax paid by our customer. We can also reduce our overall freight cost as well as reduce some of our current overhead in inventory by manufacturing and delivering “just in time.”

Mexico is a major manufacturing center to North American retailers. We have considered setting up a subsidiary in either Mexico or another Central American location to be closer to our customer source. This once again will give us preferential duty rates into these growing supplier markets.

With respect to the United States, our plan is to produce our DUAL Tag™ products closer to our customer base and reduce the costs associated with operating in Canada. Currently, labor rates, real estate expenses and taxes are lower in the U.S. as compared to Canada. Our long term plan is to move our head offices to the United States to take advantage of these cost efficiencies and to be closer to the head offices of large North American retailers. At the present time, no specific steps have been taken in pursuit of these expansion plans and we may not undertake any one of more of these planned changes.

We have not determined a definitive timeline for the expansion described above, but anticipate a move to the U.S. within one year. Any expansion will be subject to a number of factors, including location of our customers, the performance of the general economy and the health of the EAS industry, changes in tax legislation, international developments as well as other possible unforeseen circumstances. Also, decisions to proceed with our projected expansion and timelines to be determined will depend on funding made available either by retained earnings, the sale of securities in a private placement or public offering or debt financing provided we can secure favorable terms. Because of the wide range of factors to take into consideration, we are not able at this point to form an estimate of the costs of such a move.

Research and Development

Since the inception of our operating subsidiary, KMA (Canada), we have dedicated significant time and effort to the development of innovative products and production equipment to meet the needs of an evolving market. The financial statements illustrate a small portion of the incurred costs as research and development (R&D). We expended approximately $6,984 in R&D activities during fiscal year ended January 31, 2006, and no R&D expense was incurred during the preceding fiscal year. These R&D activities focus on the improvement of process performance, continued broadening of the product lines, cost reductions of the current product lines, and expansion of the markets and applications for our products. No R&D costs are borne directly by our customers. Our future growth in revenues will be dependent, in part, on the products and technologies that result from these R&D efforts.

In response to retail industry demand for a universal tagging solution compatible with both AM and RF technologies, we developed the DUAL Tag™. In the past, retailers would purchase EAS tags that were compatible with the type of EAS deactivators that were in place at the point of purchase and the system of EAS readers in place at entrances and exits. Manufacturers, wholesalers and distributors were required to keep duplicate inventories of their products for delivery to retailers having either AM or RF technology installed in their stores. The DUAL Tag™ eliminates the need for duplicate supply chain inventories and is the only available EAS solution combining both leading EAS technologies in a high speed, single pass application.

We continue to review our product portfolio and rationalize our production facilities and global supply chain, anticipating opportunities for greater efficiency and cost reduction. Future development and expansion of our product lines is expected with improved high-speed production processes, customized tags and selection, and EAS-RFID integration.

Competition

Factors that we consider in evaluating our competition include (i) production capacity, (ii) delivery time, and (iii) proprietary patented and patent pending processes and products. Although we have no significant or direct competition in the EAS market, other providers may offer security solutions carrying exclusively RF or AM technology in the form of an adhesive or a hard security tag. Our principal competitor in the retail and apparel manufacturing industries is Paxar Corporation, which provides merchandising systems including woven labels and tags used to identify brand apparel or printed labels with bar codes.

Within the emerging RFID market, Sentry Technology Corporation, I.D. Systems, Inc. and Zebra Technologies Corporation use RFID technology to provide systems for in store surveillance, asset management and monitoring, inventory control and distribution management, and related software. These companies are not considered to be direct competition, however they do offer solutions related to security.

Sentry Technology Corporation engages in the design, sale, installation and servicing of radio frequency and electro-magnetic EAS systems, and closed circuit television solutions (CCTV) in the United States and Canada. Its EAS systems are used for radio frequency and ranger detection, as well as electromagnetic detection. The company also distributes EAS systems and provides access control readers, controllers, and software for card holders, as well as wireless electronic data collection system for library management, warehousing, parcel tracking, inventory control and asset protection.

Zebra Technologies Corporation engages in the design, manufacture, and support of a range of direct thermal and thermal-transfer label and receipt printers, RFID printer/encoders, dye sublimation card printers, and digital photo printers.

ID Systems Inc. provides wireless solutions for corporate asset management. It designs, develops and produces wireless monitoring and tracking products utilizing a radio-frequency-based system. Its Wireless Asset Net fleet management system provides wireless vehicle access control to restrict access of equipment to trained and authorized personnel; electronic vehicle inspection checklists; early detection of emerging vehicle safety issues; and impact sensing to assign responsibility for accidents, as well as automate and enforce preventative maintenance.

We address our competition by seeking to offer a more diverse range of EAS tagging solutions than our competitors, with a variety of low-cost EAS tags and labels, as well as customizable tags for complex non-standard product packaging. We protect our patents and licensing arrangements to forestall infringement. As a result, we seek to maintain a competitive advantage by marketing our products primarily on the basis of our versatility, exceptional affordability, and strong reputation among our customers for reliable, on-time delivery and ease of integration into operations with source tagging.

Manufacturing, Raw Materials, and Inventory

KMA (Canada), our current operating subsidiary, drives the design and development of products and processes involving our customers, manufacturing and marketing. We purchase raw materials and components from suppliers and complete the production process at our facilities in Ontario, Canada. KMA (Canada) relies primarily on two EAS sensor suppliers: Checkpoint Systems, Inc. for the RF component and ADT Sensormatic Systems Inc. for the AM component. We utilize sophisticated real-time inventory management and logistics at a level to keep inventories to a minimum.

Our manufacturing strategy for EAS products is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent that is economically beneficial. Vertical integration refers to the case when two firms, one of which supplies a product to the other, merge into a single firm. Our existing in-house capability, together with the likelihood of future vertical integration, will provide significant control over costs, quality, and responsiveness to market demand which we believe results in a distinct competitive advantage.

Dependence on Customers

We are a preferred supplier of EAS solutions to customers around the world in a variety of industries involved in retail merchandising businesses. “Preferred supplier” is an industry term meaning that retailers indicate a preference as to their suppliers and the company from which the supplier sources its EAS tagging solution. Our status as a “preferred supplier” is, however, informal as it has not been set forth in any binding agreement. In general, suppliers are free to choose to source EAS tags from other than a preferred EAS tagging supplier.

We do not have a standardized customer contract - each agreement is negotiated on a case-by-case basis. Most of our customer agreements have a term of twelve months, and are generally nonexclusive agreements, and they are typically subject to termination by either party upon a given notification period (generally thirty days). The payment terms are generally thirty-days net.

Our customers include suppliers of retail apparel and sporting goods stores, multimedia retailers, retail food chains, “do-it-yourself” and garden centers, and retailers of over-the-counter (OTC) pharmaceuticals. Apparel market customers have, to date, been substantially positioned as discounters and/or small private label retailers that adapt source-tagging to a portion or segment of their apparel line. We are dealing with major private label retailers with a focus on programs to cover a substantial percentage of their goods with source-tagging.

The Company continues to promote its solutions to retailers who need to reduce their shrink. In most instances, our typical customer is the supplier to the retailer and/or its associated packager or manufacturer. No one client of the Company contributes more than 5% of the company’s revenues. It is difficult to predict the future importance of any one or more of our customers. With that in mind, we continually seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers. Our customer base, especially in the apparel industry, typically establishes large private-label manufacturing programs for which we are frequently named as an “approved supplier” of EAS source tagging solutions. This private label manufacturing trend is generating the need for us to position distribution and/or manufacturing facilities in strategic countries to facilitate the supply of our products to the manufacturers at the lowest possible cost and meet demand for prompt delivery schedules.

The DUAL Tag™ market place was originally concentrated in the multimedia marketplace. This market is experiencing some reduction at retail due to the trend of making purchases via the Internet.

Our current success has found that the OTC drug market has a strong need to use our technology as well as our proposed new Triple TagTM that includes RFID. This market demand stems from the major retailers in this market having an even split of both RF and AM technologies. We are promoting our solutions to the brand owners and their related packaging companies.

Other solutions, such as our Grocery Label, began via direct sales and in-store applications. Therefore, we had direct sales efforts with the individual store manger to promote the use of our solution. This has evolved as our solution becomes a commodity and is now sold via the retailer’s distribution company.

Technology; Intellectual Property

As of March 15, 2006, KMA (Canada) owned or was the assignee of active patents issued by the U.S. Patent and Trademark Office (as well as corresponding foreign patents granted in Germany, Spain, France, Italy, Netherlands, United Kingdom and Mexico). These patents relate to a sew-on security label, which anticipates and incorporates RFID technology, and improvements and the manufacturing process thereof. KMA (Canada) also has patent applications pending in the U.S. (as well as corresponding foreign patent applications in Mexico, Germany, Spain, France, Italy, Netherlands, United Kingdom and Canada) relating to its dual technology EAS label and high speed process, which anticipates and incorporates RFID technology, and improvements thereof. There can be no assurance that any patents will be issued to KMA (Canada) on any of its pending applications.

The majority of our revenues are derived from products or technologies which are patented or patent-pending; however, there can be no assurance that a competitor could not develop products comparable to those of the Company. Although, the patent protection of our technologies is an important aspect of our business and future growth opportunities, the Company’s distinct competitive advantage is based on our extensive manufacturing experience and know-how of current and developing EAS technology.

Government Regulation; Need for Government Approvals

The Company’s products are compliant with applicable United States federal regulations governing radio frequencies, signal strengths, and conform to environmental regulations in all territories in which they operate. We carry the International Organization for Standardization (ISO) for ISO 9001:2000 certification and, at present, no government approvals for our products are required.

Costs and Effects of Compliance with Environmental Laws

There are no costs or effects of compliance under any applicable environmental laws in the jurisdictions in which we operate.

Employees

As of March 15, 2006, the Company had two employees, Jeffrey D. Reid (Chief Executive Officer and President) and William Randall Fisher (Secretary and Treasurer), and KMA (Canada) had eleven full-time personnel.
Eight of the latter individuals are full-time employees located in Mississauga, Ontario, Canada, four of which hold executive management or sales/marketing positions. Two individuals are maintained on contract in Hong Kong, and one other is on contract in Taiwan.

Upon our establishment of U.S.-based operations and the relocation of our headquarters to the United States, the Company anticipates hiring additional employees in a variety of executive, management and administrative roles, in a prudent approach, as business expands.

Canadian Jurisdictional Issues

The Company’s operating subsidiary, KMA (Canada), is currently located in Mississauga, Ontario, Canada. Many of the Company’s key executive officers and majority shareholders are citizens of and reside in Canada, and, as a result, it may not be possible for U.S. or other non-Canadian purchasers to effect service of process within the United States upon KMA (Canada) or such persons. All or a substantial portion of our assets and such persons may be located within Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada based upon the civil liability provisions of the U.S. federal securities laws or to enforce a judgment obtained in Canadian courts against KMA (Canada) or persons in Canada based upon the civil liability provisions of the U.S. federal securities laws. The ability of the Company’s non-Canadian investors to effect service of process within the United States on KMA (Canada) or an officer or shareholder of KMA (Canada) located in Canada may also be limited.

Reports to Security Holders

As a result of its filing of this Form 10-SB, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations shall include filing an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports on Form 10-QSB and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Information about the Company is also available on our web site at www.kmaglobalsolutions.com. Information included on our web site is not part of this Form 10-SB.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Form 10-SB for Registration of Securities. Some of the statements under “Management’s Discussion and Analysis,” “Description of Business” and elsewhere herein may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address such matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read herein reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our written and oral forward-looking statements attributable to us or individuals acting on our behalf and such statements are expressly qualified in their entirety by this paragraph.

MANAGEMENT ‘S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere herein. The following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Note that Section 27A of the Securities Act and Section 21E of the Exchange Act expressly state that the safe harbor for forward looking statements only apply to statements made by an issuer or certain representatives of an issuer that, unlike the Company, at the time that the statement is made is subject to the reporting requirements of the Exchange Act of 1934. In addition, the safe harbor is not available to issuers of “penny stock.” These forward-looking statements include predictions, estimates and other statements that involve a number of risks and uncertainties. While this outlook represents the Company’s current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested herein.

The Company seeks to deliver growth by concentrating on executing its strategy as a global operating company, while maintaining a continued focus on providing customers with innovative products and solutions, outstanding service, consistent quality, on-time delivery and competitively priced products. Together with continuing investments in new product development, state-of-the-art manufacturing equipment, and innovative sales and marketing initiatives, management believes the Company is well-positioned to compete successfully as a provider of electronic article surveillance, or “EAS,” tagging solutions to the retail apparel, multimedia and pharmaceutical industries, worldwide. The investments needed to fund this growth have been generated to date through investment by the founding shareholders and through reinvestment of profits and private placements of securities.

To effectively serve a diverse and geographically dispersed customer base consisting predominantly of retailers, branded apparel, multi-media and pharmaceutical companies and contract manufacturers, the Company structure is organized as a holding company, with KMA (Canada) and KMA Global Solutions, LLC as wholly-owned subsidiaries.

The Company’s expansion plan is substantially focused on transferring the majority of existing manufacturing capacity from the Company’s Canadian operations primarily to facilities in China, India and Mexico as well as relocating its headquarters from Ontario, Canada to North Carolina.

Given the competitive marketplace and the changing global retail environment, the Company anticipates that the near-term operating environment will offer significant challenges. However, completion of new high-speed and high-volume machinery will offer significant savings supporting an increased level of profitability. This will be achieved by moving much of our manufacturing to specific, targeted markets to reduce costs associated with freight, labor and duties. This will have a large impact in countries such as India where there is currently little, if any, competition in our field. We anticipate that after achieving additional financing through certain transactions, including but not limited to the private placement or public offering of equity, within a month of obtaining such financing we will begin to establish manufacturing operations in China and, a reasonable time thereafter, anticipated to be within six months to one year, we will expand in other regions, including Mexico and India. To date, the Company has not entered into any agreements with any potential purchasers or underwriters in order to conduct an offering of our securities. Therefore, there is no assurance that we will be able to raise proceeds from an equity offering in order to achieve these objectives.

Currently, the manufacturing of the DUAL Tag™ is handled by a third-party manufacturer. Running our own production and sourcing all of our own raw materials will enable us to take advantage of substantial savings.

Our revenues tracked the recent trend associated with retailers requiring that manufacturers and distributors tag their products at the source. With the exception of approximately $21,000 of revenue in our fiscal year ended January 31, 2006 that was attributable to retailers, the balance of our revenues was derived from manufacturers and distributors. We do not distinguish between the latter two classes of customers, due to the fact that these customers often have characteristics of both manufacturers and distributors. The shift in the sources of our revenues from retailers to manufacturers/distributors has been a progressive trend over the years and is expected to continue. We do not expect this trend to impact our operations and results going forward.

RESULTS OF OPERATIONS

Fiscal Year Ended January 31, 2006 Compared to Fiscal Year Ended January 31, 2005

The following table summarizes the Company’s results of operations for the Fiscal Year Ended January 31, 2006 and 2005, in dollars and as a percent of sales:

	Year Ended January 31,
	2006		2005
Sales	$6,503,864	100%	$6,621,275	100%
Cost of Sales	$5,088,708	78.2%	$5,282,340	79.8%
Gross Profit	$1,415,156	21.8%	$1,338,935	20.2%
Selling General & Administrative Expenses	$1,305,298	20.1%	$1,239,503	18.7%
Income Before Income Taxes	$109,858	1.7%	$99,432	1.5%
Net Income	$95,182	1.5%	$74,324	1.1%

Sales

For the fiscal year ended January 31, 2006, the Company’s sales decreased by $117,411, or 1.8%, to $6,503,864, compared to $6,621,275 for the previous fiscal year end. This decrease was attributable to a decline in “organic sales,” primarily a result of a strategic decision to change the product mix, reducing promotion and sales of lower margin items. “Organic sales,” as used here, means sales of one or more new product lines to existing customers that already purchase one or more type of product from us on a regular or semi-regular basis. Additionally, the Company also experienced a significant shift in customer sourcing requirements during 2005, primarily as a result of the elimination of quotas during the first quarter on retail merchandise imports from China. More specifically, the United States’ elimination of quotas restricting imports from China resulted in an increase in demand for source-tagging or affixing EAS tags at the point of manufacture of the goods prior to being shipped to the US and Canada for retail sale. Substantial product fulfillment migrated from Canada and the United States to the Asia-Pacific region throughout the year, requiring the Company to adapt its supply chain as manufacturers in the apparel, multimedia and over-the-counter pharmaceutical industries sought to reduce labor costs and align their manufacturing capacity closer to customers.

Gross Profit

Gross profit, as a percent of sales, was 21.8% for the fiscal year ended January 31, 2006, compared to 20.2% for the previous fiscal year end. The higher gross margin for the fiscal year ended January 31, 2006 as compared to the previous year was primarily the result of a reduction in sales of lower margin items.

Management’s ongoing strategy includes implementing process improvements to reduce costs in all of its manufacturing facilities, re-deploying assets to balance production capacity with customer demand and expanding production in new and emerging markets to minimize labor costs and maximize operating performance efficiencies.

Selling, General and Administrative ( “SG&A”) Expenses

SG&A expenses were $1,305,298 for the fiscal year ended January 31, 2006, compared to $1,239,503 for the fiscal year ended January 31, 2005. As a percent of sales, SG&A expenses were 20.1% for the fiscal year ended January 31, 2006, compared to 18.7% for the previous fiscal year end. The deterioration in the ratio of SG&A to sales for the January 31, 2006 fiscal year end as compared to the previous fiscal year end was largely due to new hires, increased factoring fees resulting from tightened credit terms from suppliers and increased professional fees, including fees for ISO 9001:2000 certification. As an example, new management at one of our main suppliers, reduced our credit terms from 60 days to 45 days during this term. We expect rapid growth in the near term and anticipate that our current supply lines will be pushed to maintain such large volumes.

Marketing and promotion expenses saw an approximately 40.4% decline from $77,753 for the fiscal year ended January 31, 2005 to $46,327 for the fiscal year ended January 31, 2006, while outside services and sales commissions dropped roughly 41.3%, from $184,954 for the fiscal year ended January 31, 2005 to $108,535 for the fiscal year ended January 31, 2006. This decline was primarily due to a decrease in spending on outside marketing contractors, including production of brochures and design and maintenance our web site. Further, the Company experienced a decrease in the amount of product samples required by potential customers. Such a declining trend may not continue as the Company expands its operations in new geographic markets.

Management is continuing to execute and evaluate further cost reduction opportunities in response to the continuing migration of sales and production from Canada and the United States to Mexico, Central America and the Asia Pacific region. The increases in spending for the fiscal year ended January 31, 2006, as compared to the previous fiscal year end, were also attributable to (i) sales growth and corresponding expansion-related expenses, including expenditures made in connection with the development of innovative RFID solutions; and (ii) costs incurred in connection with transactions to become a publicly-traded company.

We experienced an increase in management sales fees to $347,027 in fiscal year ended January 31, 2006 from $281,562 in fiscal year ended January 31, 2005. The increase was primarily due to hiring a Vice President of Sales in September 2005.

Occupancy costs for the year ended January 31, 2006 increased to $133,587 from $110,113 for year ended January 31, 2005, due to increasing our rental space at the head office from 6,730 square feet to 11,530 square feet in November 2005.

Outside services & sales commission expenses in the fiscal year ended January 31, 2006 decreased to $108,535 over previous fiscal year’s $184,954, primarily due to a discontinuation of a technical service contract in early 2006 which resulted in a savings of $36,900. Further, we experienced a write-off in the amount of $43,500 in fiscal 2005 of an advance commission paid to a salesperson who left our employ, with no repayment clause in his contract.

We experienced approximately a 184% increase in the amount of professional fees, which were $45,064 paid in fiscal year ended January 31, 2006 compared to $15,862 the fiscal year ended January 31, 2005. This increase was in large part due to ISO (international standards of operation) management fees of $9,952 and investment banking fees of $10,000 paid to source and facilitate the raising of capital for the Company.

General expenses in fiscal year ended January 31, 2006 were $44,269 as compared to $76,410 in fiscal year ended January 31, 2005. The decrease over the previous fiscal year resulted mainly from the hiring of two temporary employees to replace permanent employees.

Operating Income

Operating income (pre-income tax) increased by 10.5% to $109,858 for the fiscal year ended January 31, 2006, compared to $99,432 for the previous fiscal year end. As a percent of sales, operating income was 1.7% for the fiscal year ended January 31, 2006, compared to 1.5% for the fiscal year ended January 31, 2005.

Operating income attributable to sales of NEXTag™ for the fiscal year ended January 31, 2006, as a percentage of sales, increased to 32.2% compared to 31.1% the previous fiscal year end. This increase primarily resulted from a decrease in the sale of sensors which resulted in lower sales for the fiscal year ended January 31, 2006 as compared to the same period the preceding fiscal year.

Operating income attributable to sales of DUAL Tag™ for the year ended January 31, 2006, as a percent of sales, increased to 50.4% compared to 40.9% for the previous year. This increase primarily resulted from increased sales in a rapidly growing market as well as reduced costs resulting from increased efficiencies and reduced waste.

The markets for both NEXTag™ and DUAL Tag™ are growing. However it is management’s belief that the long term growth potential of DUAL Tag™ is much higher of the two, due primarily to higher volume sales of products using the DUAL Tag™ application as compared to sales of soft goods. New machinery for production of both NEXTag™ and DUAL Tag™ has enabled the Company to move production in-house, further reducing costs.

Taxes on Income

The effective combined Canadian federal and provincial statutory income tax rate, for KMA (Canada), a private Canadian company, was approximately 19% for the fiscal years ended January 31, 2006 and January 31, 2005. However, due to applicable losses carried forward and other timing differences, the effective income tax rates were approximately 13% and 25% for fiscal years 2006 and 2005, respectively. The income tax rate going forward for the Company, as a Nevada corporation, is approximately 34%, as a result of applicable combined state and federal tax rates.

Liquidity and Capital Resources

The table below represents summary cash flow information for the years indicated:

	Fiscal Year ended January 31,
	2006	2005
Net cash provided by operating activities:	$103,673	$383,381
Net cash used in investing activities:	$74,993	$(317,506)
Net cash (used in)/provided by financing activities:	$(58,918)	$(20,834)
Effect of cumulative currency translation adjustments:	$(34,906)	$(31,072)
Total Change in cash and cash equivalents:	$84,842	$13,969

Overview. Cash flow generated from operations was $184,330 before deducting changes in non-cash working capital items of $80,675 for the fiscal year ended January 31, 2006, compared to $155,991 before adding changes in non-cash working capital items of $227,390 for the fiscal year ended January 31, 2005. Management believes that the Company will continue to generate sufficient cash from its operating activities for the foreseeable future, supplemented by an anticipated infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings. The infusion of capital is expected by the end of June 2006 and will come from the sale of treasury stock and/or newly issued shares of common stock to investors in the public capital markets.

Operating Activities. The Company has had, at its past two fiscal year ends, more current liabilities than current assets. Working capital (the difference between the Company’s current assets and current liabilities) and the corresponding current ratio were ($72,731) and 0.92:1, and ($218,125) and 0.80:1 at January 31, 2006 and 2005, respectively. The increase in working capital for the fiscal year ended January 31, 2006, compared to the previous fiscal year, resulted primarily from the increase in cash and cash equivalents, substantially due to increased efficiency and corresponding reduction in inventory levels. Our net income for the year, as adjusted for amortization and future income taxes, increased to $184,330 for the fiscal year ended January 31, 2006 from $155,991 for the fiscal year ended January 31, 2005.

Changes in non-cash working capital were notable, having increased $227,390 during the fiscal year ended January 31, 2005 and decreasing $80,657 in the next fiscal year. All in all, our cash flows from operating activities amounted to $383,381 in the fiscal year ended January 31, 2005 and decreased to $103,673 for the fiscal year ended January 31, 2006. The primary variances in cash flow from operations between fiscal year ended January 31, 2006 and January 31, 2005 are the result of changes to Inventory, Accounts Receivable and Accounts Payable. Accounts receivables decreased $414,898 in the fiscal year end January 31, 2005 and decreased $58,131 in the fiscal year ended January 31, 2006. The difference in Accounts Receivable between fiscal year ended January 31, 2006 and fiscal year ended January 31, 2005 is primarily the result of a change in the terms offered to our customers in Hong Kong. In line with standard practice in Hong Kong, these customers pay prior to shipping as opposed to having 30 days from delivery to pay.

There was an increase in inventories of $244,439 at the fiscal year end of 2005 compared to a decrease of $207,251 for the fiscal year end 2006. The increase in inventory for the fiscal year ended January 31, 2005 over previous fiscal year end was due to an inventory build up of raw materials and finished goods. This build up was the result of management’s decision to compensate for limited production capacity of Dual TagsTM at the time, as well as to prepare for anticipated sales. The decrease in inventory for the fiscal year ended January 31, 2006 as compared to the fiscal year ended January 31, 2005 resulted from minimizing of the inventory build up of Dual TagTM finished goods. Again, this was a decision by management to match the trending of growth in this product and improved production capacities. Our prepaid expenses decreased by $93,322 at the fiscal year end of 2005 and experienced a $17,220 increase at the fiscal year end of 2006. Accounts payable and liabilities for the Company had a $36,391 decrease through the fiscal year end 2005 and a decrease of $328,819 in the following fiscal year. The decrease in Accounts Payable from fiscal year ended January 31, 2006 as compared to the fiscal year ended January 31, 2005 was primarily the result of a reduction in our terms for payment to one of our major suppliers from 60 days to 45 days, as well as a reduction in our purchases of inventory to comply with a management decision to minimize inventory.

The Company has developed and patented the process to manufacture both the NEXTag™ and the DUAL Tag™, and has invested considerable resources into building machinery for this purpose. Refinement of machinery to produce the NEXTag™ at high speed was completed in November 2005. Refinement of machinery for the high speed production of the DUAL Tag™ is expected to be completed in June 2006.

Financing Activities. In the fiscal year ended January 31, 2006, the Company incurred a decrease in its capital lease obligation and an advance from shareholders was reduced. In fiscal year ended January 31, 2005, the Company repaid its bank loan, issued some capital stock and an advance from shareholders was reduced, resulting in a net cash outflow in financing activities of $20,834.

Investing Activities. On January 16, 2006 the Company loaned money to Jeffrey D. Reid, the President and Chief Executive Officer of the Company and a major shareholder. This shareholder loan was demand loan that bore interest at two-percent. Principal and interest on this loan was repaid on March 9, 2006. In fiscal year ended January 31, 2005, the Company experienced a decrease in cash flow from investing activities of $317,506. For the fiscal year ended January 31, 2006, the Company experienced an increase in cash flow from investing activities of $74,993. The difference is attributed to the promissory note in the amount of $246,952 that was advanced in fiscal 2005 and repaid in fiscal 2006.

 Off-Balance Sheet Arrangements. The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

Market Risk. In the normal course of business, the Company is exposed to foreign currency exchange rate and interest rate risks that could impact its results of operations.

The Company sells its products worldwide, and a substantial portion of its net sales, cost of sales and operating expenses are denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow. In addition, the Company is potentially subject to concentrations of credit risk, principally in accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company’s major customers are retailers, branded apparel companies and contract manufacturers that have historically paid their balances with the Company.

There were no significant changes in the Company’s exposure to market risk in the past three years.

Fiscal Quarter Ended April 30, 2006 Compared to Fiscal Quarter Ended April 30, 2005

The following table summarizes the Company’s results of operations for the fiscal quarters ended April 30, 2006 and 2005, in dollars and as a percent of sales:

	Quarter Ended April 30,
	2006		2005
Sales	$1,137,676	100%	$1,117,370	100%
Cost of Sales	$ 910,314	80.0%	$ 880,034	78.8%
Gross Profit	$ 227,362	20.0%	$ 237,336	21.2%
Selling General & Administrative Expenses	$ 562,899	49.5%	$ 192,132	17.2%
Income Before Income Taxes	($ 335,537)	(29.5)%	$ 45,204	4.0%
Net Income	($ 244,972)	(21.5)%	$ 25,504	2.3%

Sales

The Company’s sales increased by $20,306, or 1.8%, from $1,117,370 for the fiscal quarter ended April 30, 2005 to $1,137,676 for the fiscal quarter ended April 30, 2006. The first quarter is traditionally our slowest quarter of the year. The increase in sales in the fiscal quarter ended April 30, 2006 over the same fiscal quarter last year is marginal.

The markets for both NEXTag™ and DUAL Tag™ are growing. However it is management’s belief that the long term growth potential of DUAL Tag™ is much higher of the two, due primarily to higher volume sales of products using the DUAL Tag™ application as compared to sales of soft goods using the NEXTag™ application.

Gross Profit

Gross profit, as a percent of sales, was 20% for the fiscal quarter ended April 30, 2006, compared to 21.2% for the fiscal quarter ended April 30, 2005. The lower gross margin for the fiscal quarter ended April 30, 2006 as compared to the previous year was primarily the result of differences in exchange rates.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses were $562,899 for the fiscal quarter ended April 30, 2006, compared to $192,132 for the fiscal quarter ended April 30, 2005, an increase of 193%. As a percent of sales, SG&A expenses were 49.5% for the fiscal quarter ended April 30, 2006, compared to 17.2% for the fiscal quarter ended April 30, 2005. The increase in the ratio of SG&A to sales for the April 30, 2006 fiscal quarter end as compared to the April 30, 2005 fiscal quarter end was largely due to new hires, increased professional fees and increased travel and automotive expenses, increased occupancy fees and increased marketing and promotional expenses.

Wages and benefits increased 266% from $35,435 in the fiscal quarter ended April 30, 2005 to $129,611 in the fiscal quarter ended April 30, 2005. This increase largely resulted from the hiring of a Vice President of Sales and a Vice President of Business Development and to a smaller extent as a result of an increase in management salaries. Outside services and sales commissions increased 281% from $17,847 in the fiscal quarter ended April 30, 2005 to $67,926 in fiscal quarter ended April 30, 2006. The increase was due to share issuances to a small number of entities for professional services rendered. Professional fees increased from $5,167 in fiscal quarter ended April 30, 2005 to $121,400 in fiscal quarter ended April 30, 2006. Increases in auditor and legal fees were incurred in connection with the Company’s recent reverse merger transaction and are not expected to recur to the same extent.

Travel and automotive expenses increased 230% from $14,579 in fiscal quarter ended April 30, 2005 to $48,119 in fiscal quarter ended April 30, 2006 as a result of one additional car lease being added, the addition of a car allowance for the Vice President of Sales and more travel having been done by members of our sales team in connection with increased marketing and promotional efforts. Occupancy expenses increased by 51% from $30,954 in fiscal quarter ended April 30, 2005 to $46,600 in fiscal quarter ended April 30, 2006 as we added space to our facilities in Mississauga, Ontario, Canada.

Marketing and promotion expenses saw an approximately 186% increase from $13,172 for the fiscal quarter ended April 30, 2005 to $37,622 for the fiscal quarter ended April 30, 2006, The increase in marketing and promotion expenses was primarily due to higher spending on marketing our Dual TagTM, a market test with a large potential customer and starting the overhaul of our web site.

Management is continuing to execute and evaluate further cost reduction opportunities in response to the continuing migration of sales and production from Canada and the United States to Mexico, Central America and the Asia Pacific region. The increases in spending for the fiscal quarter ended April 30, 2006, as compared to the previous fiscal quarter end, were also attributable to establishing a sales team and developing and implementing the marketing and sales strategy that management has determined is required to grow the business.

Operating Income (Loss)

The fiscal quarter ended April 30, 2006 had an operating loss, before income taxes, of $335,537, compared to income of $45,204 for the fiscal quarter ended April 30, 2005. While there was no operating income for the fiscal quarter ended April 30, 2006, the Company’s operating income was 4.0% of sales for the fiscal quarter ended April 30, 2005.

Our revenues tracked the recent trend associated with retailers requiring that manufacturers and distributors tag their products at the source. Our revenues are substantially derived from manufacturers and distributors. We do not distinguish between the latter two classes of customers, due to the fact that these customers often have characteristics of both manufacturers and distributors. The shift in the sources of our revenues from retailers to manufacturers/distributors has been a progressive trend over the years and is expected to continue. We do not expect this trend to impact our operations and results going forward.

Taxes on Income

The Company experienced an operating loss in the fiscal quarter ended April 30, 2006 and therefore recognized a future tax benefit of $90,565 for the fiscal quarter ended April 30, 2006.  The future tax provision for the same quarter in 2005 was $19,700 and was calculated to take into account applicable losses carried forward and other timing differences.  The effective income tax rates of the future tax provisions for the fiscal quarters ended April 30, 2006 and 2005 were approximately 27% and 44% respectively.  The statutory income tax rate going forward for the Company, with all of its operating activities taxed in Canada, is approximately 36% as a result of applicable combined federal and provincial tax rates.

Liquidity and Capital Resources

The table below represents summary cash flow information for the fiscal quarters indicated:

	Fiscal quarter ended April 30,
	2006	2005
Net cash from operating activities:	$(310,408)	$(105,565)
Net cash from investing activities:	$28,682	$(51,095))
Net cash from financing activities:	$165,343	$133,402
Effect of currency translation adjustments:	$(10,344)	$(134)
Total Change in cash and cash equivalents:	$(126,727)	$(23,392)

Overview. The Company had, for the fiscal quarter ended April 30, 2006, current liabilities of $1,134,954 and current assets of $788,766. For the fiscal quarter ended April 30, 2006, the Company experienced negative cash flow of $262,032 from operations, before accounting for negative changes in non-cash working capital items of $48,376 (resulting from increases in accounts receivable, inventories and prepaid expenses, and an increase in accounts payable and accrued liabilities), compared to cash flow of $60,952, before deducting changes in non-cash working capital items (an increase in accounts receivables and decreases in inventories, prepaid expenses, and accounts payable) of $166,517 for the fiscal quarter ended April 30, 2005. Management believes that the Company will generate sufficient cash from its operating activities for the foreseeable future, supplemented by an anticipated infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings. The infusion of capital is expected to come from the sale of treasury stock and/or newly issued shares of common stock to investors in the public capital markets.

Operating Activities. Cash flow from operating activities before accounting for changes in non-cash working capital for the fiscal quarter ended April 30, 2005 decreased from a net inflow amount, as adjusted for amortization, shares issued for services provided and future income taxes, of $60,952, to a net outflow of $262,032 for the fiscal quarter ended April 30, 2006.

During the fiscal quarter ended April 30, 2005, the net income, as adjusted for amortization and future income taxes, resulted in a positive cash flow of $60,952, together with negative changes in non-cash working capital of $166,517, this resulted in a negative cash flow from operating activities of $105,565. In the fiscal quarter ended April 30, 2006, the net loss, as adjusted for amortization, shares issued for services provided and future income taxes, resulted in a negative cash flow of $262,032 and with negative changes in non-cash working capital of $48,376, our cash flows from operating activities decreased to $310,408, a decline of $204,843 from the April 30, 2005 fiscal quarter end. The variances in cash flow from operations between fiscal quarter ended April 30, 2006 and April 30, 2005 are the result of adjustments to the Company’s net loss for increases in inventory, accounts receivable and prepaid expenses, and offset by an increase in accounts payable. Accounts receivables increased $187,426 in the fiscal quarter ended April 30, 2005 and $94,656 in the fiscal quarter ended April 30, 2006. The difference in accounts receivable between fiscal quarter ended April 30, 2006 and fiscal quarter ended April 30, 2005 is primarily the result of the timing of the sales transactions. In the future, the overall level of accounts receivable is expected to decline as a result of changes in the terms offered to our customers in Hong Kong. In line with standard practice in Hong Kong, these customers now pay prior to shipping as opposed to having 30 days from delivery to pay.

There was a decrease in inventories of $382,916 at the fiscal quarter end of April 30, 2005 compared to an increase in inventories of $22,132 for the April 30, 2006 fiscal quarter end. The increase in inventory for the fiscal quarter ended April 30, 2006 over previous April 30, 2005 fiscal quarter end was due to an inventory build up of raw materials and finished goods. This build up was the result of management’s decision to compensate for limited production capacity of Dual TagsTM at the time, as well as to prepare for anticipated sales. Our prepaid expenses decreased by $55,484 for the fiscal quarter ended April 30, 2005 and experienced a $19,912 increase for the three month period ended April 30, 2006. Accounts payable and accrued liabilities for the Company decreased $417,491 through the three month period ended April 30, 2005 primarily as a result of a reduction in our terms for payment to one of our major suppliers from 60 days to 45 days as well as a reduction in our purchases of inventory to comply with a management decision to minimize inventory. Accounts payable and accrued liabilities increased $88,324 in the fiscal quarter ended April 30, 2006. This increase in accounts payable and accrued liabilities was primarily the result of certain one time amounts incurred in connection with the reverse merger transaction.

The Company has developed and patented the process to manufacture of both the NEXTag™ and the DUAL Tag™, and has invested considerable resources into building machinery for this purpose. Refinement of machinery to produce the NEXTag™ at high speed was completed in 2005. Refinement of machinery for the high speed production of the DUAL Tag™ is expected to be completed in July 2006.

Financing Activities. The Company’s cash flow from financing activities for the fiscal quarter ended April 30, 2006 amounted to $165,343 as a result of an increase of $141,672 in bank indebtedness , a decrease in its capital lease obligation of $12,850, and an increase in advances from shareholders of $36,521.   In comparison, in the fiscal quarter ended April 30, 2005 the Company  incurred an increase in its capital lease obligation of  $137,465 and a decrease in advances from shareholders of $4,063, resulting in a net cash flow from financing activities of $133,402.

Investing Activities. In fiscal quarter ended April 30, 2005, the Company experienced a decrease in cash flow from investing activities of $51,095, in large part due to deposits on equipment and patents that amounted to $105,456 and the purchase of equipment and patents which cost the Company $156,551. For the fiscal quarter ended April 30, 2006, the Company experienced an increase in cash flow from investing activities of $28,682. On January 16, 2006, KMA Canada loaned money to Jeffrey D. Reid, the President and Chief Executive Officer of the Company and a major shareholder. This shareholder loan was a demand loan that bore interest at two-percent per annum. Principal and interest on this loan was repaid on March 9, 2006. The difference is attributed to the repayment of a promissory note that was advanced in fiscal 2005 and the reduction in purchases of equipment and patents to $14,713.

Off-Balance Sheet Arrangements. The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

Market Risk. In the normal course of business, the Company is exposed to foreign currency exchange rate and interest rate risks that could impact its results of operations.

The Company sells its products worldwide, and a substantial portion of its net sales, cost of sales and operating expenses are denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow. In addition, the Company is potentially subject to concentrations of credit risk, principally in accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company’s major customers are retailers, branded apparel companies and contract manufacturers that have historically paid their balances with the Company.

There were no significant changes in the Company’s exposure to market risk in the past three years.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has identified the following policies and estimates as critical to the Company’s business operations and the understanding of the Company’s results of operations. Note that the preparation of this Form 10-QSB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Company’s financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Revenue Recognition

SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for a reporting period could be adversely affected.

Sales Returns and Allowances

Management must make estimates of potential future product returns, billing adjustments and allowances related to current period product revenues. In establishing a provision for sales returns and allowances, management relies principally on the Company’s history of product return rates which is regularly analyzed. Management also considers (1) current economic trends, (2) changes in customer demand for the Company’s products and (3) acceptance of the Company’s products in the marketplace when evaluating the adequacy of the Company’s provision for sales returns and allowances. Historically, the Company has not experienced a significant change in its product return rates resulting from these factors. For the years ended January 31, 2006 and 2005, and for the fiscal quarters ended April 30, 2006 and 2005, the provision for sales returns and allowances accounted for as a reduction to gross sales was not material.

Allowance for Doubtful Accounts

Management makes judgments, based on its established aging policy, historical experience and future expectations, as to the ability to collect the Company’s accounts receivable. An allowance for doubtful accounts has been established. The allowance for doubtful accounts is used to reduce gross trade receivables to their estimated net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management analyzes customer-specific allowances, amounts based upon an aging schedule, historical bad debt experience, customer concentrations, customer creditworthiness and current trends. The Company’s accounts receivable balances were $74,773, net of allowances of $3,690, and $125,085, net of allowances of $1,542, at January 31, 2006 and 2005, respectively, and at April 30, 2006 its accounts receivable balance was $173,546, net of an allowance of $243.

Inventories

Inventories are stated at the lower of cost or market value, and are categorized as raw materials, work-in-process or finished goods. The value of inventories determined using the first-in, first-out method was $452,055 and $616,157 as of January 31, 2006 and 2005, respectively, and at April 30, 2006 it was $171,465 for finished goods and $311,848 for raw materials.

On an ongoing basis, the Company evaluates the composition of its inventories and the adequacy of its allowance for slow-turning and obsolete products. The market value of aged inventory is determined based on historical sales trends, current market conditions, changes in customer demand, acceptance of the Company’s products, and current sales activities for this type of inventory.

Goodwill

The Company did not attribute any value to goodwill in either of the fiscal years ended January 31, 2006 or 2005, nor in either of the final quarters ended April 30, 2006 or 2005.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, management is required to estimate the income taxes in each jurisdiction in which the Company operates. This process involves estimating the actual current tax liabilities, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered and, to the extent that management believes that recovery is not more than likely, the Company establishes a valuation allowance. If a valuation allowance is established or increased during any period, the Company records this amount as an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recognized against net deferred tax assets. Valuation allowances are based on management’s estimates of the taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable.

Recently Issued Accounting Pronouncement

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing” and requires that items such as idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” under Paragraph 5 of ARB No. 43, Chapter 4. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning January 1, 2006. The Company believes that the adoption of SFAS No. 151 will not have a material impact on the Company’s results of operations or financial condition.

ITEM 3.   DESCRIPTION OF PROPERTY.

Espo’s Ltd. maintained a corporate office at 57 Main Street, East Hampton, New York 11937. Rent during the year ended December 31, 2005 was $2,000 per month, plus insurance and utilities, and the lease for these premises was terminated as of March 7, 2006.

The Company presently leases as its executive office on premises of approximately 11,530 square feet, located at 5570A Kennedy Road, Mississauga, Ontario, Canada. The three-year lease term, commenced November 1, 2005, imposes rent of approximately $8,500 per month. The Company has a right of renewal under the lease for a further two years under the same terms and conditions (except for rights of renewal and the existing rental rate, which shall be renegotiated in accordance with contemporary market rates). Management of the Company has determined that the facility in Mississauga has adequate property and casualty insurance coverage. Since March 2003, the Company has occupied branch office locations in Hong Kong and Taiwan as part of a sales consulting arrangement, and has paid an aggregate rent of $4,000 per month on a month to month basis only, for which no lease agreement has been formalized in writing. The Company anticipates moving its head office from Mississauga, Ontario, Canada to the United States. However, it will maintain a Canadian presence at the Mississauga location and does not intend to vacate its lease.

The Company plans to lease office space in North Carolina, in a location to be determined, as well as production facilities in Hong Kong, Mexico and India. We are presently engaging in negotiations with respect to select facilities in these locations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Certain Beneficial Owners

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of any person known to the Company to be the beneficial owner of more than five percent, as of the close of business on March 17, 2006 (the “Record Date”).

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common Stock	KMA Global Solutions, LLC (“KMA LLC”) c/o KMA Global Solutions, Inc. 5570A Kennedy Road Mississauga, Ontario, L4Z 2A9 Canada	28,900,000 - Direct (a)	63%
________________
(a) Jeffrey D. Reid indirectly controls these shares of Common Stock held by KMA LLC by virtue of his beneficial ownership of 25,840,000 Exchangeable Shares, being a majority of the total amount of 28,900,000 Exchangeable Shares of Exchangeco, pursuant to the Exchange Agreement between the Company and KMA LLC.

No other person is the beneficial owner of more than five percent of any class of the Company’s voting securities.

Security Ownership of Management

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of all of the Company’s directors and nominees and “named executive officers” as such term is defined in Item 402(a)(2) of SEC Regulation S-B, as of the close of business on May 24, 2006 (the “Record Date”).

Title of Class	Name and Address of Beneficial Owner (1)	Amount & Nature of Beneficial Ownership	Percent of Class
Common Stock	Jeffrey D. Reid	25,840,000 - Indirect (2)	56.1%
Common Stock	William Randall Fisher	0	0
Common Stock	Michael McBride	37,500	0
Common Stock	Michael J. Riley	0	0
Common Stock	All directors and officers as a group (4 individuals)	25,877,500 - jointly	56.25%
________________
(1) The address of each beneficial owner is c/o the Company at 5570A Kennedy Road Mississauga, Ontario, L4Z 2A9, Canada.
(2) Jeffrey D. Reid indirectly controls these shares of Common Stock held by KMA LLC by virtue of his beneficial ownership of 25,840,000 Exchangeable Shares, being a majority of the total amount of 28,900,000 Exchangeable Shares of Exchangeco, pursuant to the Exchange Agreement between the Company and KMA LLC.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS AND CONTROL PERSONS.

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position	Period of Service as a Director
Jeffrey D. Reid	47	Chief Executive Officer, President and Chairman of the Board of Directors	March 2006 to Present
William Randall Fisher	45	Secretary/Treasurer	March 2006 to Present
Michael McBride	50	Director	March 2006 to Present
Michael J. Riley	52	Director	March 2006 to Present

The business experience during the past five years of each of the persons presently listed above as an Officer or Director of the Company is as follows:

Jeffrey D. Reid , has been the President and Chief Executive Officer of KMA (Canada) since its inception in 1996. Mr. Reid became President, Chief Executive Officer and Chairman of the Board of the Company in March 2006. Mr. Reid has over 20 years of experience in manufacturing in China and North America, and marketing and sales in the North American and European markets. Prior to joining KMA (Canada), he owned and operated Lux Trading Company Limited prior to which he was General Manager of Avon Sportswear. Mr. Reid holds a Bachelor of Commerce from the University of Windsor, Ontario.

William Randal Fisher, Secretary and Treasurer for the Company since March 2006, brings extensive knowledge and experience in retail manufacturing and packaging, including expertise in customer order management, shipping and computer related interface. Prior to joining the Company, Mr. Fisher managed a team of nearly 400 people as the
Packaging, Warehouse & Distribution Manager for Panasonic Disc Services Corporation. Operating in the DVD & Game Entertainment area, Mr. Fisher was responsible for implementation of ISO 9002/1401 certification as well as integration of WMS & RF technology into supply chain processes.

Michael J. Riley was elected a director of the Company in March 2006. Mr. Riley is a founding shareholder and has held the position of Managing Director of Capital Underwriters Corporation and Capital Underwriters Inc. for each of the past five years. He holds a Bachelor of Arts and a Bachelor of Commerce (Honors) from the University of Manitoba.

Michael McBride was elected Director of the Company in March 2006. Mr. McBride is a member in good standing of the Law Society of Upper Canada and has practiced in the area of general corporate and real estate law as a partner in the law firm McBride Wallace Laurent & Cord LLP since 1982.

No director, officer or affiliate of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

The Company has not compensated any director for service on the Board of Directors or any committee thereof. The Company currently does not have any standing committees.

Currently, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the affairs of the Company. Present management openly accepts and appreciates any input or suggestions from stockholders. However, the Board is elected by the stockholders who have the ultimate say, by virtue of their voting rights, in who represents them on the Board. There are no agreements or understandings for any officer or Director to resign at the request of another person and none of the current offers or Directors are acting on behalf of, or will act at the direction of any other person.

ITEM 6.   EXECUTIVE COMPENSATION

Compensation of Directors

Directors serve without compensation and there are no standard or other arrangements for their compensation.

Pursuant to the employment contract between the Company and Jeffrey D. Reid (President and Chief Executive Officer), Mr. Reid is entitled to a severance payment in the amount equal to two years’ salary in the event of his termination for any cause. There are no other employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any Director or executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

There are no agreements or understandings for any Director or executive officer to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.

Compensation of Officers

Jeffrey D. Reid entered into an employment agreement as Chief Executive Officer reporting to the Board of Directors of the Company as of March 9, 2006. Mr. Reid’s contract is a renewable three year contract and provides for annual remuneration of $200,000, exclusive of bonuses, benefits and other compensation. Mr. Reid will be entitled to earn up to 100,000 options per year, subject to meeting certain objectives and milestones to be determined once a company stock option plan has been established. The milestones required for Mr. Reid to receive cash bonuses revolve around Company top-line revenue targets. Mr. Reid will be entitled to a $50,000 cash bonus if sales of $25 million are achieved in any year, a $100,000 cash bonus if sales of $40 Million are achieved in any year, and $150,000 cash bonus if sales of $65 Million are achieved in any year. Benefits specifically refer to a package which includes medical and life insurance. Other compensation refers to the use of a Company vehicle as well as stock options if applicable. Mr. Reid has entered into a non-competition agreement and non-solicitation agreement which extend for a period of one year following the termination of his employment with the Company. Mr. Reid is subject to termination provisions commensurate with his position which includes a severance of not less than two years’ salary upon termination of his employment with the company.

Mr. Reid’s contract does not contemplate “change in control” benefits. All other employees of the Company, including our executive officers, are employed at will and have not yet entered into an employment agreement with the Company.

William Randall Fisher is currently the only other officer/employee of the Company. He is employed at will and has not yet entered into an employment agreement with the Company.

As of May 25, 2006, we have not issued or granted as deferred compensation or long-term incentive plan warrants to purchase shares of Company Common Stock.

The following Summary Compensation Table presents, for the past three completed fiscal years, certain information regarding the compensation arrangements with respect to KMA (Canada) of Jeffrey D. Reid, who is the Chief Executive Officer. Mr. Reid received no other compensation than the compensation set forth in the following tables. No other executive officer of the Company had, since its formation, been provided any salary, bonus or other compensation exceeding $100,000. With the exception of the options for 100,000 shares of Common Stock per year, subject to meeting certain objectives and milestones, granted by the Company to Mr. Reid under his current employment agreement subject to the establishment of a Company stock option plan, no stock options were granted by the Company nor by KMA (Canada) to any executive officer and, accordingly, no options were exercised.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Jeffrey D. Reid (President & C.E.O.)	Feb. 1, 2005 -Jan. 31, 2006	97,000	0	0	0	0	0	32,000 (automobile lease and insurance)
	Feb. 1, 2004 - Jan. 31, 2005	172,000	0	0	0	0	0	19,000 (automobile lease and insurance)
	Feb. 1, 2003 - Jan. 31, 2004	80,000	0	0	0	0	0	18,500 (automobile lease and insurance)

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Espo’s, the corporation with which we merged, operated a retail store from a premises located at 57 Main Street, East Hampton, New York, under lease from a corporation that is controlled by the former President and principal stockholder of Espo’s. The lease payment was $2,000 per month, plus insurance and all utilities and it was terminated with respect to the Company effective March 7, 2006.

Espo’s was indebted to an officer/stockholder for cash loans made to Espo’s in the amount of $42,252, as of October 31, 2004. There were no specific repayment terms on the amount due to that officer/stockholder, and all obligations under the loan were transferred from the Company on or before March 7, 2006.

In fiscal year ended January 31, 2006, the Company loaned money to Jeffrey D. Reid, its founder and major shareholder. The loan was a demand loan bearing an annual interest rate of 2% that was fully repaid on March 9, 2006.

ITEM 8.   DESCRIPTION OF SECURITIES.

The Company is authorized to issue two hundred million (200,000,000) shares of capital stock, comprised of one hundred seventy five million (175,000,000) shares of Common Stock, par value $.001 per share, and twenty five million (25,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”). The financial statements report the authorized share amount with respect to KMA (Canada) as of January 31, 2006, which authorized an unlimited number of (i) common shares, (ii) Class A preference shares, non cumulative, redeemable, retractable, non-voting, and (iii) Class B preference shares, 12%, non cumulative, redeemable, and non-voting.

There may be more than one series of either or both of the Common Stock and/or Preferred Stock; the Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to, or imposed upon, a wholly unissued class of Common Stock and/or a wholly unissued class of Preferred Stock.

Common Stock

As of March 27, 2006, one hundred seventy five million (175,000,000) shares of Common Stock, par value $.001 per share, are authorized, of which 46,056,791 shares are issued and outstanding, after a share dividend or “stock split” effected on March 17, 2006, on pro rata basis and without consideration to the Company’s stockholders, through the issuance of seventeen shares of Common Stock for each of the 2,709,223 shares of then issued and outstanding Common Stock.

All shares of KMA Global Solutions International, Inc., Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to:

(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and

(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.

Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

As of March 17, 2006, twenty five million (25,000,000) shares of Preferred Stock, par value $.001 per share, are authorized and no shares are issued and outstanding.

Other Securities

No warrants, options, or debt securities have been issued as of the date hereof. No holder of any class of stock has any preemptive right to subscribe for or purchase any kind or class of our securities.

Articles of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if, before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Information

Our Common Stock is quoted for trading on the Pink Sheets over the counter quotation service. Prior to the Company’s merger with Espo’s, Espo’s common stock traded under the symbol “EPOL”. Effective on March 27, 2006, the symbol was changed to “KMAG.”

The following tables set forth the quarterly high and low daily bids for our Common Stock as reported by Pink Sheets for the shares of Common Stock issued by the Company for the quarters ended April 30 and July 31, 2006. Historical information with respect to Espo’s common stock prices is not relevant as to the Company’s stock price due to the substantial change to the business of the Company post-merger. The bids reflect inter-dealer prices without adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions. It should be noted that the prices listed for the Common Stock may not be a reliable indicator of their value due to the fact that the Pink Sheets have no listing standards and the volume of sales for shares of Common Stock has been inconsistent since they commenced trading.

	High	Low

Quarter ended April 30, 2006	$4.00	$4.00
Quarter ended July 31, 2006	$3.40	$3.00

A broker/dealer and market maker registered with the SEC will, on behalf of the Company, apply for the quotation of the Common Stock on the OTC Bulletin Board, subject to the filing of information with and approval by NASD in connection with SEC Rule 15c2-11 and NASD Rule 6740.

Holders

As of July 27, 2006, there were 17 registered holders of record of Common Stock, of which certain holders of record are entities that hold on behalf of beneficial owners. No shares of Preferred Stock are issued or outstanding.

Upon the effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our Common Stock in the secondary market by the holders of Common Stock may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Dividends

No cash dividends have been declared on our Common Stock. The declaration of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of cash dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is unaware of any pending legal proceedings against it or any of its directors, officers, affiliates or beneficial owners of more than five percent (5%) of any class of voting securities.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Espo’s Ltd. (“Espo’s”) had sold securities from time to time in private placements since its inception pursuant to the exemptions for nonpublic offerings under Section 4(2) of the Securities Act.

The Company had issued securities in connection with its merger with Espo’s and for various services rendered and to be rendered pursuant to the exemption for non-public offerings under Section 4(2) of the Securities Act, as described below. Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising. No underwriter or placement agent was engaged in these transactions.

1. After its formation, the Company entered into an Agreement and Plan of Reincorporation Merger as of March 10, 2006, with Espo's. Pursuant to the merger, in which the Company was the surviving entity, the Company issued 4,920,250 shares of Common Stock. The consideration for the Company’s shares was an equal number of Espo’s shares of common stock, of which 4,225,427 shares of Common Stock were cancelled, leaving a balance of 694,823 shares of Common Stock. The Company relied upon Section 4(2) of the federal Securities Act of 1933 (the “1933 Act”), which provides an exemption from the registration provisions of section 5 of the 1933 Act for “transactions by an issuer not involving any public offering.” The exchange of securities were made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives and professional advisors, was determined by the Company, based on their prior securities experience, to have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment.

2. On March 15, 2006, the Company entered into an agreement (the “Acquisition Agreement”) to acquire KMA Global Solutions Inc., (“KMA (Canada)”) pursuant to which the Company issued 314,400 shares of its common stock to the shareholders of KMA (Canada) in exchange for an equal amount of KMA (Canada) common stock. The Company relied upon Section 4(2) of the 1933 Act. The exchange of securities were made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. The consideration for the Company’s shares were an equal number of shares of KMA (Canada) common stock.

3. In connection with the March 15th Acquisition Agreement, the Company formed KMA Global Solutions, LLC (“KMA LLC”) as a special purpose entity with the Company as its single member and the holder of all of KMA LLC’s outstanding interests. The Company issued 1,700,000 shares of its common stock to KMA LLC. The Company relied upon Section 4(2) of the 1933 Act. The exchange of securities were made without advertising (or any other form of “general solicitation”) to a limited number of sophisticated persons, with full access to the information that would be included in a registration statement or other offering document. Each purchaser, either alone or with their purchaser representatives, had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment. The consideration for the issuance of the Company’s shares was not cash, but an equal number of shares of KMA (Canada) common stock. The transaction was undertaken to facilitate the deferral of income recognition for Canadian tax purposes for the shareholders of Exchangeco.

4. In order to enhance the liquidity of the Company’s Common Stock, the Company effected a share dividend or “stock split” on March 17, 2006. This event was accomplished by the issuance of seventeen shares of Common Stock for each share of issued and outstanding Common Stock on a pro rata basis and without consideration to the Company’s stockholders. As per an agreement between the KMA (Canada) shareholders and the Company, 5,344,800 shares of the Company's Common Stock were retired to treasury and cancelled and the KMA (Canada) shareholders received 1,179,000 post-split shares of Common Stock. As a result of these transactions, the total issued and outstanding shares of the Company’s common stock as of April 30, 2006 was 41,890,991. The forward stock split was exempt from registration with the Commission pursuant to Securities Act Section 3(a)(9).

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

KMA Global Solutions International, Inc. is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our By-Laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Our by-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Certificate of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which certain stockholders may deem to be in their particular best interests. These provisions also could have the effect of discouraging open market purchases of our Common Stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

KMA GLOBAL SOLUTIONS INC.

FINANCIAL STATEMENTS

JANUARY 31, 2006 and 2005

(expressed in U.S. dollars)

F-1

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders of
KMA Global Solutions Inc.

We have audited the balance sheets of KMA Global Solutions Inc. as at January 31, 2006 and 2005 and the statements of income and retained earnings and cash flows for each of the years in the two-year period ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KMA Global Solutions Inc. as of January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended January 31, 2006, in conformity with U.S. generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants
TORONTO, Canada
April 13, 2006, except as to
Note 14(d) which is as of
May 19, 2006

KMA GLOBAL SOLUTIONS INC.	Page 2
BALANCE SHEET
AS AT JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

ASSETS

CURRENT
Cash	126,727	41,885
Accounts receivable (net of allowance of $3,690;
2005 - $1,542)	74,773	125,085
Inventories (Note 3)	452,055	616,157
Advances to shareholders (Note 4)	50,922	-
Prepaid expenses (Note 5)	104,980	79,608

TOTAL CURRENT ASSETS	809,457	862,735

PROMISSORY NOTE RECEIVABLE (Note 6)	-	257,736

DEPOSITS ON EQUIPMENT AND PATENTS (Note 7)	231,867	133,096

EQUIPMENT AND PATENTS (Note 7)	498,917	318,463

FUTURE INCOME TAXES (Note 8)	-	2,477

	1,540,241	1,574,507

APPROVED ON BEHALF OF THE BOARD:

_____________________________, Director

_____________________________, Director

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 3
BALANCE SHEET
AS AT JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	829,769	1,080,860
Current portion of capital lease obligation (Note 9)	52,419	-

TOTAL CURRENT LIABILITIES	882,188	1,080,860

ADVANCES FROM SHAREHOLDERS (Note 4)	-	4,211

CAPITAL LEASE OBLIGATION (Note 9)	56,787	-

FUTURE INCOME TAXES (Note 8)	12,836	-

	951,811	1,085,071

SHAREHOLDERS' EQUITY

CAPITAL STOCK
Authorized (Note 10)
Issued
32,136,800 Common shares	461,901	461,901

ACCUMULATED COMPREHENSIVE INCOME (Note 10)	43,547	39,735

RETAINED EARNINGS (DEFICIT)	82,982	(12,200)

	588,430	489,436

	1,540,241	1,574,507

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 4
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

SALES	6,503,864	6,621,275

COST OF SALES
Inventories, beginning of year	616,157	338,261
Purchases	4,924,606	5,560,236

	5,540,763	5,898,497
Less: Inventories, end of year	452,055	616,157

	5,088,708	5,282,340

GROSS MARGIN	1,415,156	1,338,935

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (Schedule)	1,305,298	1,239,503

Income before income taxes	109,858	99,432

Income taxes - future	14,676	25,108

NET INCOME FOR THE YEAR	95,182	74,324

(DEFICIT), beginning of year	(12,200)	(86,524)

RETAINED EARNINGS (DEFICIT), end of year	82,982	(12,200)

EARNINGS PER SHARE

Basic	0.003	0.002

Diluted	0.003	0.002

Weighted average number of common shares	32,136,800	32,009,300

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 5
SCHEDULE TO STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Management remuneration	347,027	281,562
Travel and automotive	174,344	154,504
Factor fees	172,739	129,375
Occupancy costs	133,587	110,113
Outside services and sales commissions	108,535	184,954
Production and warehouse costs	55,965	46,332
Marketing and promotion	46,327	77,753
Professional fees	45,064	15,862
General	44,269	76,410
Delivery and freight	41,281	59,776
Telephone	26,867	20,456
Bank charges and interest	24,959	21,247
Research and development	6,984	-
Bad debts	2,878	4,600
Amortization	74,472	56,559

	1,305,298	1,239,503

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC. Page 6
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	95,182	74,324
Adjustments for:
Amortization	74,472	56,559
Future income taxes	14,676	25,108
	184,330	155,991
Changes in non-cash working capital:
Decrease in accounts receivable	58,131	414,898
Decrease (increase) in inventories	207,251	(244,439)
(Increase) decrease in prepaid expenses	(17,220)	93,322
(Decrease) in accounts payable and
accrued liabilities	(328,819)	(36,391)
	(80,657)	227,390

Cash flows from operating activities	103,673	383,381

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	-	4,190
(Decrease) in bank loan	-	(17,480)
(Decrease) in capital lease obligation	(54,583)	-
(Decrease) in advances from shareholders	(4,335)	(7,544)
Cash flows from financing activities	(58,918)	(20,834)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and patents	(60,202)	(30,855)
Deposits on equipment and patents	(82,025)	(127,527)
Decrease (increase) in advances to shareholders	(48,105)	87,828
Decrease (increase) in promissory note receivable	265,325	(246,952)
Cash flows from investing activities	74,993	(317,506)

EFFECT OF CUMULATIVE CURRENCY TRANSLATION
ADJUSTMENTS	(34,906)	(31,072)

Increase in cash	84,842	13,969
Cash, beginning of year	41,885	27,916

Cash, end of year	126,727	41,885

SUPPLEMENTAL INFORMATION:
Interest paid	24,959	21,247
Income taxes paid	-	-
Equipment acquired by capital lease	166,985	-

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 7
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

1.	DESCRIPTION OF THE BUSINESS

KMA Global Solutions Inc. (“KMA” or the “Company”) is engaged in the supply of Electronic Article Surveillance (“EAS”) solutions, focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The basis of application of accounting principles is consistent with that of the previous year. Outlined below are those policies considered particularly significant.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities at time of purchase of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

Inventories
Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on the first-in, first-out basis.

Equipment and Amortization
Equipment is stated at acquisition cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis over the following periods:
Equipment	5 to 10 years
Computer equipment	2 years
Office furniture	5 to 10 years
Equipment under capital lease	10 years

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 8
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patents
Patents are stated at acquisition cost. Amortization is provided on a straight-line basis over the term of each patent. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

Impairment of Long-lived Assets
The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Research and Development Costs
All research and development costs, including costs of developing new products, changing existing products and production costs, are expensed when incurred. Investment tax credits earned on research and development activities are recorded as a reduction in the related expenses when there is reasonable assurance that the costs qualify and that collection is reasonably assured.

Leases
Leases have been classified as either capital or operating. A lease which transfers substantially all of the benefits and risks incidental to the ownership of property is accounted for as if it were an acquisition of an asset and the incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are charged to earnings as incurred. Assets recorded under the capital leases are amortized on a straight-line basis over their estimated useful lives.

Income Taxes
The Company uses the liability method of tax allocation to account for income taxes. Future income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted. When the future realization of income taxes does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 9
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Revenue on products sold is recognized when all significant risks and rewards of ownership have passed to the customer which generally occurs at the time of shipment and collectibility is reasonably assured.

Advertising Costs
Advertising costs are expensed as incurred.

Earnings per Share
Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. As at January 31, 2006 and 2005, there were no dilutive common share equivalents outstanding.

Accounting Estimates and Measurement Uncertainty
The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs.

Foreign Exchange

Foreign Currency Transactions
Monetary assets and monetary liabilities in foreign currencies have been translated at exchange rates in effect at January 31, 2006 and 2005; income and expenses at average exchange rates during the period. Exchange gains or losses from such translation practices are reflected in the income statement.

Basis of Presentation
The Company’s functional currency is the Canadian dollar. These financial statements, however, are presented in U.S. dollars with assets and liabilities translated using the year end rate of exchange and revenue and expenses translated using the average rate of exchange for the year. The related foreign exchange gains and losses arising on translation are included as other comprehensive income.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 10
 NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

3.	INVENTORIES

	2006	2005
	$	$

Finished goods	206,654	385,262
Raw materials	245,401	230,895

	452,055	616,157

4.	ADVANCES TO (FROM) SHAREHOLDERS

Advances to (from) shareholders are non-interest bearing, unsecured and have no fixed terms of repayment.

5.	PREPAID EXPENSES

Included in prepaid expenses are the following:

	2006	2005
	$	$

Commission advances to salespeople	58,561	49,409
Other	46,419	30,199

	104,980	79,608

6.	PROMISSORY NOTE RECEIVABLE

The note receivable bears interest at 7.25%, is due on demand and receivable from 2023682 Ontario Inc., an affiliated Company. During the year the note was repaid in full.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 11
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

7.	EQUIPMENT AND PATENTS

		Accumulated	2006
	Cost	Amortization	Net
	$	$	$

Equipment	684,211	414,623	269,588
Equipment under capital lease	166,985	13,916	153,069
Patents	79,303	14,676	64,627
Computer equipment	22,779	12,375	10,404
Office furniture	4,214	2,985	1,229

	957,492	458,575	498,917

		Accumulated	2005
	Cost	Amortization	Net
	$	$	$

Equipment	570,694	328,807	241,887
Patents	71,471	9,140	62,331
Computer equipment	20,903	8,340	12,563
Office furniture	3,867	2,185	1,682

	666,935	348,472	318,463

Included in equipment is the cost of a machine which remains in the testing phase. The cost of the machine to date is approximately $42,000. This asset has not been amortized.

Included in deposits on equipment and patents is $42,784 (2005; $23,656) relating to fees and expenses paid towards acquiring certain patents.

Also included are deposits with certain equipment suppliers made prior to the delivery of the equipment. The total amount on deposit as at January 31, 2006 was $189,083 (2005; $109,440). The additional amount due on or before delivery of the equipment ordered was $97,139 at January 31, 2006.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 12
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

8.	INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	2006	2005
	$	$
Income tax provision at combined Canadian
federal and provincial statutory rate of 18.62%
(2005 - 18.62%)	20,456	18,514
Increase (decrease) due to:
Other	(5,780)	6,594

	14,676	25,108

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
	$	$
Future income tax assets:
Losses carried forward	19,908	29,416
Future income tax liabilities:
Equipment and patents	(32,744)	(26,939)

Future tax (liability) asset	(12,836)	2,477

9.	OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into a leasing agreement for equipment dated March 15, 2005. The lease bears an effective rate of interest of 13.8% per annum, requires monthly payments of $5,174, and is secured by the equipment.

The following is a summary of future minimum lease payments under this capital lease expiring February 15, 2008, together with the present balance of the obligations:
		2006
		$

Years ending:	January 31, 2007	52,419
	January 31, 2008	52,419
	January 31, 2009	4,368

		109,206

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 13
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

10.	SHAREHOLDERS’ EQUITY

Authorized Capital Stock

The Company is authorized to issue the following shares:

Unlimited number of common shares
Unlimited number of Class A preference shares, non-cumulative, redeemable, retractable, non-voting
Unlimited number of Class B preference shares, 12%, non-cumulative, redeemable, non-voting

Continuity of Shareholders’ Equity

	Common	Share	Comp.	Accumulated	Shareholders’
	Shares	Amount	Income	Earnings	Equity
	$	$	$	$	$
January 31, 2004 (1)	31,881,800	457,528	31,673	(86,524)	402,677
Shares issued	255,000	4,373	-	-	4,373
Currency translation
adjustment	-	-	8,062	-	8,062
Net income	-	-	-	74,324	74,324

January 31, 2005	32,136,800	461,901	39,735	(12,200)	489,436
Currency translation
adjustment	-	-	3,812	-	3,812
Net income	-	-	-	95,182	95,182

January 31, 2006	32,136,800	461,901	43,547	82,982	588,430

(1)
Subsequent to the year end, the Company completed a series of transactions as detailed in Note 14. Shares and per share amounts presented in these financial statements have been retroactively adjusted to reflect the transactions.

11.	COMMITMENTS

a)
The Company is committed to minimum annual rentals under a long-term lease for premises which expires October 31, 2008. Minimum rental commitments remaining under this lease approximate $280,500 including $102,000 due within one year, $102,000 due in 2008 and $76,500 due in 2009.

The Company is also responsible for common area costs.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 14
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

11.	COMMITMENTS

b)
The Company has entered into various vehicle leases and has accounted for them as operating leases. Obligations due approximate $39,960 including $19,050 due within one year, $15,100 due in 2008 and $5,810 due in 2009.

12.	RESEARCH AND DEVELOPMENT COSTS

As at January 31, 2004 the Company had a research and development program which was eligible for investment tax credits of $65,507. The investment tax credits earned are generally subject to audit by Canada Revenue Agency ("CRA") before refund or reduction of income taxes payable is allowed. Due to the technical nature of the development undertaken by the Company and CRA's changing interpretation of qualifying activities, there is no certainty that the projects claimed will qualify. Therefore, no provision has been recorded in relation to these tax credits or the related tax liability of approximately $12,200.

13.	FINANCIAL INSTRUMENTS

Fair Value
Generally accepted accounting principles in the United States require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk
Certain of the Company's sales and expenses are incurred in United States currency and are therefore subject to gains and losses due to fluctuations in that currency.

Credit Risk
The Company is exposed, in its normal course of business, to credit risk from its customers. No one single party accounts for a significant balance of accounts receivable.

Interest Rate Risk
The Company has interest-bearing borrowings for which general rate fluctuations apply.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 15
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

14.	SUBSEQUENT EVENTS

a)
On February 15, 2006, the Company issued 120,000 common shares (408,000 post split reorganization common shares) with a deemed value of Cdn$0.50 per share in exchange for services rendered by a group of consultants of the Company.

b)
On February 28, 2006, the Company issued 500,000 common shares (1,700,000 post split organization common shares) with a deemed value of Cdn $0.50 per share as an advance on finders fees in relation to a planned equity financing. The advance will be reflected as a deferred cost until such time as the planned equity financing is completed.

c)
On March 1, 2006, pursuant to a resolution of the Board of Directors, the issued and outstanding common shares of the Company were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of shares outstanding from 10,072,000 to 2,014,400 (34,244,800 post split reorganization common shares).

(d)
The Company and KMA Global Solutions International, Inc. (“KMA International”), a corporation organized under the laws of the State of Nevada entered into an acquisition agreement dated March 15, 2006. Pursuant to the terms of the agreement and upon the completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, KMA International intends to acquire 100% of the outstanding shares of the capital stock of the Company in exchange for 34,244,800 post split reorganization common shares. (34,244,800 post split reorganization shares being the aggregate of 28,900,000 owned by KMA LLC and 5,344,800 owned by KMA Canada shareholders.) Pursuant to an agreement between the KMA Canada shareholders and KMA International, the shares in KMA International owned by the KMA Canada shareholders were retired to treasury and cancelled and the KMA Canada shareholders will receive 1,179,000 post split reorganization shares.

KMA International is the surviving corporation as a result of a merger transaction with Espo’s, Ltd., a corporation formed under the laws of the State of New York. The merger occurred March 15, 2006. At the time of the merger transaction, Espo’s, Ltd. was a non-SEC reporting corporation. As a result of the merger and acquisition transactions the former shareholders of Espo’s, Ltd. will hold 11,811,991 or 28.2% of the post split reorganization common shares of KMA International. Pursuant to the merger agreement, the remaining 71,832,259 post split reorganization shares (4,225,427 pre split reorganization shares), held by individuals that were the shareholders of Espo’s, were retired to treasury effective March 15, 2006 and cancelled on May 19, 2006.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 16
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

14. SUBSEQUENT EVENTS (Continued)

The terms of the merger transaction and the acquisition agreement provided that the mind and management of KMA International would be replaced by the officers and directors of the Company and having had no significant business activity for a number of years, upon the effective time of the acquisition, KMA International will adopt the business plan of the Company. The transaction will therefore be accounted for as a reverse acquisition with the Company as the acquiring party and KMA International as the acquired party, in substance, a reorganization of the Company. Generally accepted accounting principles in the United States of America require, among other considerations, that a company whose stockholders retain a majority interest in a business combination be treated as the acquirer for accounting purposes. Accordingly, the results of operations for the periods prior to the combination will be those of the Company.

Related transaction costs will be recorded as an expense in the period the transaction closes.

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2006

(unaudited)

(expressed in U.S. dollars)

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2006

(unaudited)

(expressed in U.S. dollars)

INDEX	PAGE

Consolidated Balance Sheet	1 - 2

Consolidated Statements of Income and Retained Earnings	3

Schedules to Consolidated Statements of Income and Retained Earnings	4

Consolidated Statements of Cash Flows	5

Notes to the Consolidated Financial Statements	6 - 13

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 1
INTERIM CONSOLIDATED BALANCE SHEET
AS AT APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

	April 30, 2006 (unaudited)	Jan 31, 2006 (audited)
	$	$

ASSETS

CURRENT
Cash	-	126,727
Accounts receivable (net of allowance of $243)	173,546	74,773
Inventories (Note 3)	483,313	452,055
Advances to shareholders (Note 4)	4,472	50,922
Prepaid expenses	127,435	104,980

TOTAL CURRENT ASSETS	788,766	809,457

DEPOSITS ON EQUIPMENT AND PATENTS	238,991	231,867

EQUIPMENT AND PATENTS (Note 5)	501,480	498,917

FUTURE INCOME TAXES (Note 6)	80,083	-

DEFERRED COSTS (Note 8)	217,391	-

	1,826,711	1,540,241

APPROVED ON BEHALF OF THE BOARD:

_____________________________, Director

_____________________________, Director

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 2
INTERIM CONSOLIDATED BALANCE SHEET
AS AT APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

	April 30, 2006 (unaudited)	Jan 31, 2006 (audited)
	$	$

LIABILITIES

CURRENT
Bank indebtedness	145,731	-
Accounts payable and accrued liabilities	936,210	829,769
Current portion of capital lease obligation (Note 7)	53,013	52,419

TOTAL CURRENT LIABILITIES	1,134,954	882,188

ADVANCES FROM SHAREHOLDERS (Note 4)	37,567	-

CAPITAL LEASE OBLIGATION (Note 7)	45,026	56,787

FUTURE INCOME TAXES (Note 6)	-	12,836

	1,217,547	951,811

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 8)
Common stock, $0.001 par value, 175,000,000 shares
authorized and 41,890,991 shares issued and
outstanding
Preferred stock, $0.001 par value, 25,000,000 shares
authorized and none issued and outstanding	41,891	461,901

ADDITIONAL PAID-IN CAPITAL (Note 8)	689,573	-

ACCUMULATED COMPREHENSIVE INCOME (Note 8)	39,690	43,547

(DEFICIT) RETAINED EARNINGS (Note 8)	(161,990)	82,982

	609,164	588,430

	1,826,711	1,540,241

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 3
INTERIM CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE THREE MONTH PERIODS ENDED APRIL 30
(unaudited)
(expressed in U.S. dollars)

	2006	2005
	$	$

SALES	1,137,676	1,117,370

COST OF SALES
Inventories, beginning of period	452,055	616,157
Purchases	941,572	497,138

	1,393,627	1,113,295
Less: Inventories, end of period	483,313	233,261

	910,314	880,034

GROSS MARGIN	227,362	237,336

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (Schedule)	562,899	192,132

(Loss) income before income taxes	(335,537)	45,204

Income taxes - future (Note 6)	(90,565)	19,700

NET (LOSS) INCOME FOR THE PERIOD	(244,972)	25,504

RETAINED EARNINGS (DEFICIT), beginning of
period (Note 8)	82,982	(12,200)

(DEFICIT) RETAINED EARNINGS, end of
period (Note 8)	(161,990)	13,304

(LOSS) EARNINGS PER SHARE

Basic	(0.01)	0.00

Diluted	(0.01)	0.00

Weighted average number of common shares	35,634,074	28,289,000

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 4
SCHEDULE TO INTERIM CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE THREE MONTH PERIODS ENDED APRIL 30
(unaudited)
(expressed in U.S. dollars)

	2006	2005
	$	$

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Wages and benefits	129,611	35,435
Professional fees	121,400	5,167
Outside services and sales commissions	67,926	17,847
Travel and automotive	48,119	14,579
Occupancy costs	46,600	30,954
Marketing and promotion	37,622	13,172
Production and warehouse costs	24,331	13,157
Delivery and freight	18,926	7,869
Factor fees	18,264	20,361
General	14,909	7,093
Telephone	11,349	4,833
Bank charges and interest	5,928	5,917
Bad debts (recovered)	(3,419)	-
Amortization	21,333	15,748

	562,899	192,132

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 5
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIODS ENDED APRIL 30
(unaudited)
(expressed in U.S. dollars)

	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	(244,972)	25,504
Adjustments for:
Amortization	21,333	15,748
Shares issued for services provided	52,172	-
Future income taxes	(90,565)	19,700
	(262,032)	60,952
Changes in non-cash working capital:
(Increase) in accounts receivable	(94,656)	(187,426)
(Increase) decrease in inventories	(22,132)	382,916
(Increase) decrease in prepaid expenses	(19,912)	55,484
Increase (decrease) in accounts payable and
accrued liabilities	88,324	(417,491)
	(48,376)	(166,517)

Cash flows from operating activities	(310,408)	(105,565)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in bank indebtedness	141,672	-
(Decrease) increase in capital lease obligation	(12,850)	137,465
Increase (decrease) in advances from shareholders (net)	36,521	(4,063)
Cash flows from financing activities	165,343	133,402

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in advances to shareholders	46,086	-
Purchase of equipment and patents	(14,713)	(156,551)
Deposits on equipment and patents	(2,691)	105,456
Cash flows from investing activities	28,682	(51,095)

EFFECT OF CUMULATIVE CURRENCY TRANSLATION
ADJUSTMENTS	(10,344)	(134)

(Decrease) in cash	(126,727)	(23,392)
Cash, beginning of period	126,727	41,885

Cash, end of period	-	18,493

SUPPLEMENTAL INFORMATION:
Interest paid	5,928	5,917
Income taxes paid	-	-
Equipment acquired by capital lease	-	151,129

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 6
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

1.	DESCRIPTION OF THE BUSINESS

KMA Global Solutions International, Inc. (“KMA International” or the “Company”) is engaged in the supply of Electronic Article Surveillance (“EAS”) solutions, focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries.

2.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the requirements of item 310 (b) of Regulation S-B. Accordingly, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented. There have been no significant changes of accounting policy since January 31, 2006. The results from operations for the period are not indicative of the results expected for the full fiscal year or any future period.

3.	INVENTORIES

	April 30,	January 31,
	2006	2006
	$	$

Finished goods	171,465	206,654
Raw materials	311,848	245,401

	483,313	452,055

4.	ADVANCES TO (FROM) SHAREHOLDERS

Advances to (from) shareholders are non-interest bearing, are unsecured and have no fixed terms of repayment.

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

5.	EQUIPMENT AND PATENTS

			April 30,
		Accumulated	2006
	Cost	Amortization	Net
	$	$	$
Equipment	715,555	439,718	275,837
Equipment under capital lease	170,122	18,430	151,692
Patents	80,792	16,165	64,627
Computer equipment	20,375	11,971	8,404
Office furniture	3,769	2,849	920

	990,613	489,133	501,480

			January 31,
		Accumulated	2006
	Cost	Amortization	Net
	$	$	$
Equipment	684,211	414,623	269,588
Equipment under capital lease	166,985	13,916	153,069
Patents	79,303	14,676	64,627
Computer equipment	22,779	12,375	10,404
Office furniture	4,214	2,985	1,229

	957,492	458,575	498,917

Included in equipment is the cost of a machine which remains in the testing phase. The cost of the machine to date is approximately $50,415. This asset has not been amortized.

6.	INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	April 30,	April 30,
	2006	2005
	$	$
Income tax provision at combined Canadian federal and
provincial statutory rate of 36.12% (2005-18.62%)	(121,197)	8,417
Increase (decrease) due to:
Change in effective tax rate	24,655	-
Other	5,977	11,283

	(90,565)	19,700

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

6.	INCOME TAXES (Continued)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	April 30,	January 31,
	2006	2006
	$	$
Future income tax assets:
Losses carried forward	148,498	19,908
Future income tax liabilities:
Equipment and patents	(68,415)	(32,744)

Future tax asset (liability)	80,083	(12,836)

7.	OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into a leasing agreement for equipment dated March 15, 2005. The lease bears an effective rate of interest of 13.8% per annum, requires monthly payments of $5,271, and is secured by the equipment.

The following is a summary of future minimum lease payments under this capital lease expiring February 15, 2008, together with the present balance of the obligations:

		2006
		$

Periods ending:	April 30, 2007	53,013
	April 30, 2008	45,026

		98,039

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

8.	SHAREHOLDERS’ EQUITY

Continuity of Shareholders’ Equity - KMA Canada prior to reverse merger

			Additional
	Common	Par	Paid-in	Comp.	Accumulated
	Shares	Value	Capital	Income	Earnings
	$	$	$	$	$
January 31, 2006	32,136,800	-	461,901	43,547	82,982
Issuance of shares for
consulting services	408,000	-	52,173	-	-
Issuance of shares for
finder’s fee	1,700,000	-	217,391	-	-
March 15, 2006	34,244,800	-	731,465	43,547	82,982

Continuity of Shareholders’ Equity - KMA International

			Additional
	Common	Par	Paid-in	Comp.	Accumulated
	Shares	Value	Capital	Income	Earnings
	$	$	$	$	$
January 31, 2006	4,920,250	4,920	166,421	-	(171,341)
Retired to treasury	(4,225,427)	(4,225)	4,225	-	-
17:1 share split	11,117,168	11,117	(11,117)	-	-
Issuance of shares in
reverse merger	34,244,800	34,245	525,878	43,547	82,982
Accumulated deficit
acquired in reverse
merger	-	-	-	-	171,341
Retirement of shares	(5,344,800)	(5,345)	5,345	-	-
Issuance of replace-
ment shares	1,179,000	1,179	(1,179)	-	-
Currency translation
adjustment	-	-	-	(3,857)	-
Net loss	-	-	-	-	(244,972)
April 30, 2006	41,890,991	41,891	689,573	39,690	(161,990)

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

8.	SHAREHOLDERS’ EQUITY (Continued)

During the period ended April 30, 2006, the following transactions occurred:

(a)
On February 15, 2006, KMA Canada issued 120,000 common shares (408,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share in exchange for services rendered by a group of consultants of KMA Canada.

(b)
On February 28, 2006, KMA Canada issued 500,000 common shares (1,700,000 post split reorganization common shares) with a deemed value of Cdn $0.50 per share as an advance on finders fees in relation to a planned equity financing. The advance has been reflected as a deferred cost until such time as the planned equity financing is completed.

(c)
On March 1, 2006, pursuant to a resolution of the Board of Directors, the issued and outstanding common shares of KMA Canada were subject to a reverse stock split at a ratio of five (5) shares to one (1), reducing the number of shares outstanding from 10,072,000 to 2,014,400 (34,244,800 post split reorganization common shares).

(d)
KMA Canada and KMA International, a corporation organized under the laws of the State of Nevada entered into an acquisition agreement dated March 15, 2006. Pursuant to the terms of the agreement and upon the completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, KMA International acquired 100% of the outstanding shares of the capital stock of the KMA Canada in exchange for 34,244,800 post split reorganization common shares. (34,244,800 post split reorganization shares being the aggregate of 28,900,000 owned by KMA LLC and 5,344,800 owned by KMA Canada shareholders.) Pursuant to an agreement between the KMA Canada shareholders and KMA International, the shares in KMA International owned by the KMA Canada shareholders were retired to treasury and cancelled and the KMA Canada shareholders received 1,179,000 post split reorganization shares.

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

8.	SHAREHOLDERS’ EQUITY (Continued)

KMA International is the surviving corporation as a result of a merger transaction with Espo’s, Ltd., a corporation formed under the laws of the State of New York. The merger occurred March 15, 2006. At the time of the merger transaction, Espo’s, Ltd. was a non-SEC reporting corporation. As a result of the merger and acquisition transactions the former shareholders of Espo’s, Ltd. hold 11,811,991 or 28.2% of the post split reorganization common shares of KMA International. Pursuant to the merger agreement, the remaining 71,832,259 post split reorganization shares (4,225,427 pre split reorganization shares), held by individuals that were former shareholders of Espo’s, were retired to treasury effective March 15, 2006 and cancelled on May 19, 2006.

The terms of the merger transaction and the acquisition agreement provided that the mind and management of KMA International would be replaced by the officers and directors of KMA Canada and having had no significant business activity for a number of years, upon the effective time of the acquisition, KMA International adopted the business plan of KMA Canada. The transaction was therefore accounted for as a reverse acquisition with KMA Canada as the acquiring party and KMA International as the acquired party, in substance, a reorganization of KMA Canada. Generally accepted accounting principles in the United States of America require, among other considerations, that a company whose stockholders retain a majority interest in a business combination be treated as the acquirer for accounting purposes. Accordingly, the results of operations for the periods prior to the combination are those of KMA Canada.

9.	COMMITMENTS

a)
The Company is committed to minimum annual rentals under a long-term lease for premises which expires October 31, 2008. Minimum rental commitments remaining under this lease approximate $257,827 including $103,131 due within one year, $103,131 due in 2008, and $51,565 due in 2009.

The Company is also responsible for common area costs.

b)
The Company has entered into various vehicle leases and has accounted for them as operating leases. Obligations due approximate $43,337 including $25,819 within one year, $16,237 due in 2008 and $1,281 due in fiscal 2009.

Continued...

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.	Page 12
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006
(unaudited)
(expressed in U.S. dollars)

10.	RESEARCH AND DEVELOPMENT COSTS

As at January 31, 2004 the Company had a research and development program which was eligible for investment tax credits of $65,507. The investment tax credits earned are generally subject to audit by Canada Revenue Agency ("CRA") before refund or reduction of income taxes payable is allowed. Due to the technical nature of the development undertaken by the Company and CRA's changing interpretation of qualifying activities, there is no certainty that the projects claimed will qualify. Therefore, no provision has been recorded in relation to these tax credits or the related tax liability of approximately $12,200.

11.	FINANCIAL INSTRUMENTS

Fair Value

Generally accepted accounting principles in the United States require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's sales and expenses are incurred in United States currency and are therefore subject to gains and losses due to fluctuations in that currency.

Credit Risk

The Company is exposed, in its normal course of business, to credit risk from its customers. No one single party accounts for a significant balance of accounts receivable.

Interest Rate Risk

The Company has interest-bearing borrowings for which general rate fluctuations apply.

PART III

ITEM 1.   INDEX TO EXHIBITS

ITEM 2.   DESCRIPTION OF EXHIBITS

Exhibit No.	Exhibit Description

3.1 *	Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 9, 2006.

3.2 *	Amended and Restated Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 27, 2006.

3.3 *	By-Laws of KMA Global Solutions International, Inc.

10.1 *	Agreement and Plan of Reincorporation and Merger dated as of March 10, 2006 between Espo’s, Ltd., and KMA Global Solutions International, Inc.

10.2 *
Stock Purchase Agreement as of March 7, 2006, by and between Jeffrey R. Esposito, Kenneth C. Dollmann, certain shareholders of Espo’s, Ltd., Jeffrey R. Esposito being designated under as their representative, Espo’s, Ltd., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for the certain transferees of Espo’s, Ltd. Common Stock.

10.3	.[EXHIBIT 10.3 WAS SUBMITTED IN ERROR AND IS DELETED IN ITS ENTIRETY]

10.4 *
Acquisition Agreement dated as of March 15, 2006 by, between and among KMA Global Solutions International, Inc., KMA Global Solutions, Inc., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for certain stockholders of KMA Global Solutions, Inc.

10.5 *	Operating Agreement of March 9, 2006, by and among KMA Global Solutions, LLC and KMA Global Solutions International, Inc.

10.6 *
Exchange and Support Agreement dated March 14, 2006 among KMA Global Solutions International, Inc., KMA Global Solutions, LLC, KMA Acquisition Exchangeco Inc., and certain registered holders from time to time of Exchangeable Shares issued by KMA Acquisition Exchangeco Inc.

10.7 *	Employment Agreement between Jeffrey D. Reid and KMA Global Solutions International, Inc.

10.8 *	Offer to Lease between KMA Global Solutions, Inc. and Civic Investments Ltd. Dated October 6, 2005 for 5570A Kennedy Road, Mississauga, Ontario

10.9 *	Equipment Lease (Contract No. 20491) dated March 18, 2005 between KMA Global Solutions, Inc. and Capital Underwriters Inc.

* Filed with the Company’s Amendment No. 1 to Form 10-SB with the Securities and Exchange Commission on April 18, 2006 and incorporated herein by reference.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 5 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006

KMA Global Solutions International, Inc.

By: /S/ Jeff Reid

Name: Jeff Reid

Title: Chief Executive Officer and President